UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F
☐ Form 40-F

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

Definitions

Unless otherwise specified or the context requires otherwise in this quarterly report:

•
references to “2020 Green Private Placement” refer to the €290 million ($323 million) senior secured notes maturing on June 20, 2026, which were issued under a senior secured note purchase agreement entered with a group of institutional investors as purchasers of the notes issued thereunder as further described in “Item 2 — Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity—2020 Green Private Placement”;

•	references to “Abengoa” refer to Abengoa, S.A. together with its subsidiaries unless the context otherwise requires;

•	references to “ACT” refer to the gas-fired cogeneration facility located inside the Nuevo Pemex Gas Processing Facility near the city of Villahermosa in the State of Tabasco, Mexico;

•	references to “Adjusted EBITDA” have the meaning set forth in “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Measures”;

•	references to “Albisu” refer to the 10 MW solar PV plant located in Uruguay;

•
references to “Algonquin” refer to, as the context requires, either Algonquin Power & Utilities Corp., a North American diversified generation, transmission and distribution utility, or Algonquin Power & Utilities Corp. together with its subsidiaries;

•	references to “Amherst” refer to the holding company of Windlectric Inc;

•
references to “Annual Consolidated Financial Statements” refer to the audited annual consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021, including the related notes thereto, prepared in accordance with IFRS as issued by the IASB (as such terms are defined herein), included in our Annual Report;

•	references to “Annual Report” refer to our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 1, 2024;

•	references to “Atlantica Jersey” refer to Atlantica Sustainable Infrastructure Jersey Limited, a wholly-owned subsidiary of Atlantica;

•	references to “ATN” refer to ATN S.A., the operational electric transmission asset in Peru, which is part of the Guaranteed Transmission System;

•	references to “ATS” refer to Atlantica Transmision Sur S.A.;

•	references to “AYES Canada” refer to Atlantica Sustainable Infrastructure Energy Solutions Canada Inc., a vehicle formed by Atlantica and Algonquin to channel co-investment opportunities;

•	references to “Befesa Agua Tenes” refer to Befesa Agua Tenes, S.L.U.;

•	references to “Bidco” refer to California Buyer Limited, a private limited company incorporated in England and Wales, controlled by Energy Capital Partners;

•
references to “cash available for distribution” or “CAFD” refer to the cash distributions received by the Company from its subsidiaries minus cash expenses of the Company (including debt service and general and administrative expenses), including proceeds from the sale of assets;

•	references to “Calgary District Heating” or “Calgary” refer to the 55 MWt thermal capacity district heating asset in the city of Calgary which we acquired in May 2021;

•	references to “Chile PV 1” refer to the solar PV plant of 55 MW located in Chile;

•	references to “Chile PV 2” refer to the solar PV plant of 40 MW located in Chile;

•	references to “Chile PV 3” refer to the solar PV plant of 73 MW located in Chile;

•
references to “Consolidated Condensed Interim Financial Statements” refer to the consolidated condensed unaudited interim financial statements as of September 30, 2024 and for the nine-month periods ended September 30, 2024 and 2023, including the related notes thereto prepared in accordance with IFRS as issued by the IASB, which form a part of this quarterly report;

•	references to “COD” refer to the commercial operation date of the applicable facility;

•	references to “Coso” refer to the 135 MW geothermal plant located in California;

•
references to “Distribution Agreement” refer to the agreement entered into with BofA Securities, Inc., MUFG Securities Americas Inc. and RBC Capital Markets LLC, as sales agents, dated February 28, 2022, as amended on May 9, 2022, under which we may offer and sell from time to time up to $150 million of our ordinary shares and pursuant to which such sales agents may sell our ordinary shares by any method permitted by law deemed to be an “at the market offering” as defined by Rule 415(a)(4) promulgated under the U.S. Securities Act of 1933;

•	references to “EMEA” refer to Europe, Middle East and Africa;

•	references to “Eskom” refer to Eskom Holdings SOC Limited, together with its subsidiaries, unless the context otherwise requires;

•
references to “EURIBOR” refer to Euro Interbank Offered Rate, a daily reference rate published by the European Money Markets Institute, based on the average interest rates at which Eurozone banks offer to lend unsecured funds to other banks in the euro wholesale money market;

•	references to “Federal Financing Bank” refer to a U.S. government corporation by that name;

•	references to “Fitch” refer to Fitch Ratings Inc.;

•	references to “GAAP” refer to generally accepted accounting standards;

•
references to “Green Exchangeable Notes” refer to the $115 million green exchangeable senior notes due in 2025 issued by Atlantica Jersey on July 17, 2020, and fully and unconditionally guaranteed on a senior, unsecured basis, by Atlantica, as further described in “Item 2 — Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity—Green Exchangeable Notes”;

•
references to “Green Project Finance” refer to the green project financing agreement entered into between Logrosan, the sub-holding company of Solaben 1 & 6 and Solaben 2 & 3, as borrower, and ING Bank, B.V. and Banco Santander S.A., as lenders, as amended in June 2023;

•
references to “Green Senior Notes” refer to the $400 million green senior notes due in 2028, as further described in “Item 2 — Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity—Green Senior Notes”;

•
references to “gross capacity” refer to the maximum, or rated, power generation capacity, in MW, of a facility or group of facilities, without adjusting for the facility’s power parasitics’ consumption, or by our percentage of ownership interest in such facility as of the date of this quarterly report;

•	references to “GW” refer to gigawatts;

•	references to “GWh” refer to gigawatt hour;

•	references to “Honda 1” refer to the 10 MW solar PV plant located in Colombia;

•	references to “Honda 2” refer to the 10 MW solar PV plant located in Colombia;

•	references to “IASB” refer to the International Accounting Standards Board;

•	references to “IFRIC 12” refer to International Financial Reporting Interpretations Committee’s Interpretation 12—Service Concessions Arrangements;

•	references to “IFRS as issued by the IASB” or “IFRS” refer to International Financial Reporting Standards as issued by the IASB;

•	references to “IRA” refer to the U.S. Inflation Reduction Act;

•	references to “ITC” refer to investment tax credits;

•	references to “Kaxu” refer to the 100 MW solar plant located in South Africa;

•	references to “La Sierpe” refer to the 20 MW solar PV plant located in Colombia;

•	references to “La Tolua” refer to the 20 MW solar PV plant located in Colombia;

•	references to “Lone Star II” refer to one of the assets included in our wind portfolio Vento II;

•	references to “Mft[3]” refer to million standard cubic feet;

•	references to “Monterrey” refer to the 142 MW gas-fired engine facility including 130 MW installed capacity and 12 MW battery capacity, located in Monterrey, Mexico, that was sold in April 2024;

•
references to “Multinational Investment Guarantee Agency” refer to the Multinational Investment Guarantee Agency, a financial institution member of the World Bank Group which provides political insurance and credit enhancement guarantees;

•	references to “MW” refer to megawatts;

•	references to “MWh” refer to megawatt hour;

•	references to “MWt” refer to thermal megawatts;

•	references to “Moody’s” refer to Moody’s Investor Service Inc.;

•
references to “Note Issuance Facility 2020” refer to the senior unsecured note facility dated July 8, 2020, as amended on March 30, 2021, of €140 million ($156 million), with Lucid Agency Services Limited, as facility agent and a group of funds managed by Westbourne Capital, as purchasers of the notes issued thereunder as further described in “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity—Note Issuance Facility 2020”;

•	references to “O&M” refer to operation and maintenance services provided at our various facilities;

•	references to “operation” refer to the status of projects that have reached COD (as defined above);

•	references to “Pemex” refer to Petróleos Mexicanos;

•	references to “PG&E” refer to PG&E Corporation and its regulated utility subsidiary, Pacific Gas and Electric Company, collectively;

•	references to “PPA” refer to the power purchase agreements through which our power generating assets have contracted to sell energy to various off-takers;

•	references to “PV” refer to photovoltaic power;

•
references to “Revolving Credit Facility” refer to the credit and guaranty agreement with a syndicate of banks entered into on May 10, 2018, as amended on January 24, 2019, August 2, 2019, December 17, 2019, August 28, 2020, March 1, 2021 and May 5, 2022 providing for a senior secured revolving credit facility in an aggregate principal amount of $450 million as further described in “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity—Revolving Credit Facility”;

•	references to “SEC” refer to the U.S. Securities and Exchange Commission;

•	references to “Skikda” refer to the seawater desalination plant in Algeria, which is 34% owned by Atlantica;

•	references to “SOFR” refer to Secured Overnight Financing Rate;

•	references to “S&P” refer to S&P Global Rating;

•	references to “Tenes” refer to Ténès Lilmiyah SpA, a water desalination plant in Algeria, which is 51% owned by Befesa Agua Tenes;

•	references to “Tierra Linda” refer to the 10 MW solar PV plant located in Colombia;

•	references to “Transaction” refer to the acquisition of the Company by Bidco, pursuant to the Transaction Agreement;

•
references to “Transaction Agreement” refer to the transaction agreement dated May 27, 2024, entered into, among others, the Company and Bidco providing for, subject to the terms and conditions of such transaction agreement, the acquisition of the Company by Bidco;

•	references to “UK” refer to the United Kingdom;

•	references to “UK Wind 1” refer to the 24.75 MW wind facility located in the United Kingdom which we acquired in March 2024;

•	references to “UK Wind 2” refer to the 7.5 MW wind facility located in the United Kingdom which we acquired in March 2024;

•	references to “U.S.” or “United States” refer to the United States of America;

•	references to “Vento II” refer to the wind portfolio in the U.S. in which we acquired a 49% interest in June 2021; and

•
references to “we,” “us,” “our,” “Atlantica” and the “Company” refer to Atlantica Sustainable Infrastructure plc and its consolidated subsidiaries, and where the context otherwise requires to Atlantica Sustainable Infrastructure plc.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions, strategies, future events or performance (often, but not always, through the use of words or phrases such as may result, are expected to, will continue, is anticipated, likely to be, believe, will, could, should, would, estimated, may, plan, potential, future, projection, goals, target, outlook, predict, aim and intend or words of similar meaning) are not statements of historical facts and may be forward looking. Such statements occur throughout this quarterly report and include statements with respect to our expected trends and outlook, potential market and currency fluctuations, occurrence and effects of certain trigger and conversion events, our capital requirements, changes in market price of our shares, future regulatory requirements, plans or intentions with respect to enhancing our existing debt, the ability to identify and/or make future investments and acquisitions on favorable terms, ability to capture growth opportunities, reputational risks, divergence of interests between our company and that of our largest shareholder, tax and insurance implications, our Company’s and Bidco’s ability to complete the Transaction on the proposed terms or on anticipated timeline and more. Forward-looking statements involve estimates, assumptions and uncertainties. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, important factors included in “Part I—Item 3.D.—Risk Factors” in our Annual Report (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements) and the forward looking statements sections under the Reports of Foreign Private Issuer on Form 6-K dated May 28, 2024, and August 14, 2024, that could have a significant impact on our operations and financial results, and could cause our actual results, performance or achievements, to differ materially from the future results, performance or achievements expressed or implied in forward-looking statements made by us or on our behalf in this quarterly report, in our Annual Report, in presentations, on our website, in response to questions or otherwise. These forward-looking statements include, but are not limited to, statements relating to:

•	the failure to realize the expected benefits of the Transaction;

•
uncertainties related to securing the sanction of the High Court of Justice of England and Wales or the occurrence of any event, change or other circumstance that could give rise to the termination of the Transaction Agreement;

•	risks related to diverting the attention of our management from ongoing business operations;

•	significant transaction costs and/or unknown or inestimable liabilities, including the risk of shareholder litigation related to the Transaction;

•	Bidco’s ability to fund the Transaction;

•	disruption from the Transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers;

•	effects relating to any further announcements in relation to the Transaction or the consummation thereof on the market price of our Company’s shares;

•
the condition of and changes in the debt and equity capital markets and other traditional liquidity sources and our ability to borrow additional funds, refinance existing debt and access capital markets, as well as our substantial indebtedness and the possibility that we may incur additional indebtedness going forward;

•	our plans relating to our financings, including refinancing plans or plans to cancel any credit line;

•	our ability to maintain our credit ratings;

•
the ability of our assets to serve our project debt and comply with financial or other covenants on their terms, including but not limited to our projects’ debts in Chile, and our ability to serve our corporate debt;

•	the ability of our counterparties, including Pemex, to satisfy their financial commitments or business obligations and our ability to seek new counterparties in a competitive market;

•
government regulation, including compliance with regulatory and permit requirements and changes in, market rules, rates, tariffs, environmental laws and policies affecting renewable energy, including the IRA and recent and potential future changes in regulation defining the remuneration of our solar assets in Spain and Chile;

•	changes in tax laws and regulations, including new legislation on restrictions to tax deductibility in Spain;

•	risks relating to our activities in areas subject to economic, social and political uncertainties;

•
global recession risks, volatility in the financial markets, a persistent inflationary environment, increases in interest rates and supply chain issues, and the related increases in prices of materials, labor, services and other costs and expenses required to operate our business;

•
risks related to our ability to capture growth opportunities, develop, build and complete projects in time and within budget, including construction risks and risks associated with the arrangements with our joint venture partners;

•
our ability to grow organically and inorganically, which depends on our ability to identify attractive development opportunities, attractive potential acquisitions, finance such opportunities and make new investments and acquisitions on favorable terms;

•	our ability to distribute a significant percentage of our cash for distribution as cash dividends;

•	risks relating to new assets and businesses which have a higher risk profile and our ability to transition these successfully;

•	potential environmental liabilities and the cost and conditions of compliance with applicable environmental laws and regulations;

•	risks related to our reliance on suppliers, including financial or technical uncertainties of original equipment manufacturer (OEM) suppliers, among others;

•	risks related to disagreements and disputes with our employees, a union and employees represented by a union;

•	risks related to our ability to maintain appropriate insurance over our assets;

•
risks related to our facilities not performing as expected, unplanned outages, higher than expected operating costs and/ or capital expenditures, including as a result of interruptions or disruptions caused by supply chain issues and trade restrictions;

•	risks related to curtailments in the assets where we do not get compensation for such curtailments;

•	risks related to our exposure to electricity market prices, including regulated assets which have certain exposure to electricity market prices;

•	risks related to our exposure in the labor market;

•	potential issues arising with our operators’ employees including disagreement with employees’ unions and subcontractors;

•	risks related to extreme and chronic weather events related to climate change could damage our assets or result in significant liabilities and cause an increase in our operation and maintenance costs;

•	the effects of litigation, arbitration and other legal proceedings (including bankruptcy) against us, our subsidiaries, our assets and our employees;

•	price fluctuations, revocation and termination provisions in our off-take agreements and PPAs;

•	risks related to information technology systems and cyber-attacks could significantly impact our operations and business;

•	our electricity generation, our projections thereof and factors affecting production;

•	risks related to our current or previous relationship with Abengoa, our former largest shareholder, including litigation risk;

•	performing the O&M services directly and the successful integration of the O&M employees where the services thereunder have been recently replaced and internalized;

•	our guidance targets or expectations with respect to Adjusted EBITDA derived from low-carbon footprint assets;

•	risks related to our relationship with our shareholders, including Algonquin, our major shareholder;

•	impact of potential pandemics on our business and our off-takers’ financial condition, results of operations and cash flows;

•	reputational and financial damage caused by our off-takers PG&E, Pemex and Eskom;

•	the potential additional proceeds from the earn-out mechanism from the sale of our equity interest in Monterrey;

•	risks related to Russian military actions in Ukraine, military actions in the Middle East, or to the potential escalation of any of the foregoing global geopolitical tensions; and

•	other factors discussed in “Part I—Item 3.D.—Risk Factors” in our Annual Report.

Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances, including, but not limited to, unanticipated events, after the date on which such statement is made, unless otherwise required by law. New factors emerge from time to time, and it is not possible for management to predict all of these factors, nor can it assess the impact of each of these factors on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained or implied in any forward-looking statement.

Consolidated condensed statements of financial position as of September 30, 2024 and December 31, 2023

Amounts in thousands of U.S. dollars

		As of September 30,	As of December 31,
	Note (1)	2024	2023
Assets
Non-current assets
Contracted concessional, PP&E and other intangible assets	6	7,051,069	7,204,267
Investments carried under the equity method	7	212,052	230,307
Derivative assets	10	40,052	56,708
Other financial assets	9	75,006	79,874
Deferred tax assets		175,597	160,995

Total non-current assets		7,553,776	7,732,151

Current assets
Inventories		38,059	29,870
Trade and other receivables	13	320,805	286,483
Derivative assets	10	2,800	4,989
Other financial assets	9	199,193	183,897
Cash and cash equivalents		434,559	448,301
		995,416	953,540
Assets held for sale	8	41,242	28,642

Total current assets		1,036,658	982,182

Total assets		8,590,434	8,714,333

(1)	Notes 1 to 23 form an integral part of the Consolidated Condensed Interim Financial Statements.

Consolidated condensed statements of financial position as of September 30, 2024 and December 31, 2023

Amounts in thousands of U.S. dollars

		As of September 30,	As of December 31,
	Note (1)	2024	2023
Equity and liabilities
Equity attributable to the Company
Share capital	14	11,617	11,616
Share premium	14	536,594	736,594
Capital reserves	14	903,143	858,220
Other reserves	10	299,831	308,002
Accumulated currency translation differences	14	(142,834)	(139,434)
Accumulated deficit	14	(315,953)	(351,521)
Non-controlling interest	14	152,393	165,332

Total equity		1,444,791	1,588,809

Non-current liabilities
Long-term corporate debt	15	1,002,727	1,050,816
Long-term project debt	16	3,852,892	3,931,873
Grants and other liabilities	17	1,129,241	1,233,808
Derivative liabilities	10	32,697	29,957
Deferred tax liabilities		299,075	271,288

Total non-current liabilities		6,316,632	6,517,742

Current liabilities
Short-term corporate debt	15	201,889	34,022
Short-term project debt	16	395,451	387,387
Trade payables and other current liabilities	18	140,702	141,713
Income and other tax payables		37,246	44,660
		775,288	607,782
Liabilities directly associated with the assets held for sale	8	53,723	-

Total current liabilities		829,011	607,782

Total equity and liabilities		8,590,434	8,714,333

(1)	Notes 1 to 23 form an integral part of the Consolidated Condensed Interim Financial Statements.

Consolidated condensed statements of profit or loss for the nine-month periods ended September 30, 2024 and 2023

Amounts in thousands of U.S. dollars

		For the nine-month period ended September 30,
	Note (1)	2024	2023
Revenue	4	918,744	858,583
Other operating income	19	91,616	57,402
Employee benefit expenses		(85,174)	(76,051)
Depreciation, amortization, and impairment charges	6	(325,578)	(310,502)
Other operating expenses	19	(291,943)	(237,930)

Operating profit		307,665	291,502

Financial income	20	16,320	17,414
Financial expenses	20	(245,011)	(243,083)
Net exchange differences	20	(5,700)	(244)
Other financial expense, net	20	(20,319)	(12,011)

Financial expense, net		(254,710)	(237,924)

Share of profit of entities carried under the equity method	7	15,122	6,905

Profit before income tax		68,077	60,483

Income tax	21	(28,919)	(11,587)

Profit for the period		39,158	48,896

Profit attributable to non-controlling interest		(6,482)	(2,846)

Profit for the period attributable to the Company		32,676	46,050

Weighted average number of ordinary shares outstanding (thousands) - basic	22	116,161	116,149
Weighted average number of ordinary shares outstanding (thousands) - diluted	22	119,971	119,717
Basic earnings per share (U.S. dollar per share)	22	0.28	0.40
Diluted earnings per share (U.S. dollar per share) (*)	22	0.28	0.40

(*)	Antidilutive effect applied, where applicable (see Note 22)
(1)	Notes 1 to 23 form an integral part of the Consolidated Condensed Interim Financial Statements.

Consolidated condensed statements of comprehensive income for the nine-month periods ended September 30, 2024 and 2023

Amounts in thousands of U.S. dollars

		For the nine-month period ended September 30,
	Note (1)	2024	2023
Profit for the period		39,158	48,896
Items that may be subject to transfer to profit or loss statement in subsequent periods
Change in fair value of cash flow hedges		6,242	39,853
Currency translation differences		(1,766)	2,597
Tax effect		(2,109)	(12,972)

Net income recognized directly in equity		2,367	29,478

Cash flow hedges	10	(19,603)	(17,991)
Tax effect		4,901	4,498

Transfers to profit or loss statement		(14,702)	(13,493)

Other comprehensive income		(12,335)	15,985

Total comprehensive income for the period		26,823	64,881

Total comprehensive income attributable to non-controlling interest		(5,718)	(2,416)

Total comprehensive income attributable to the Company		21,105	62,465

(1)	Notes 1 to 23 form an integral part of the Consolidated Condensed Interim Financial Statements.

Consolidated condensed statements of changes in equity for the nine-month periods ended September 30, 2024 and 2023

Amounts in thousands of U.S. dollars

	Share capital	Share premium	Capital reserves	Other reserves	Accumulated currency translation differences	Accumulated deficit	Total equity attributable to the Company	Non- controlling interests	Total equity
Balance as of January 1, 2023	11,606	986,594	814,951	345,567	(161,307)	(397,540)	1,599,871	189,176	1,789,047

Profit for the nine -month period after taxes	-	-	-	-	-	46,050	46,050	2,846	48,896
Change in fair value of cash flow hedges net of transfer to the income statement	-	-	-	20,461	-	-	20,461	1,401	21,862
Currency translation differences	-	-	-	-	4,500	-	4,500	(1,903)	2,597
Tax effect	-	-	-	(8,546)	-	-	(8,546)	72	(8,474)
Other comprehensive income	-	-	-	11,915	4,500	-	16,415	(430)	15,985

Total comprehensive income	-	-	-	11,915	4,500	46,050	62,465	2,416	64,881

Divestments	-	-	-	-	-	-	-	(2,817)	(2,817)

Reduction of share premium (Note 14)	-	(250,000)	250,000	-	-	-	-	-	-

Share-based compensation (Note 14)	10	-	-	-	-	1,938	1,948	-	1,948

Capital contribution (Note 14)	-	-	25	-	-	-	25	19,467	19,492

Distributions (Note 14)	-	-	(155,065)	-	-	-	(155,065)	(24,673)	(179,738)

Balance as of September 30, 2023	11,616	736,594	909,911	357,482	(156,807)	(349,552)	1,509,244	183,569	1,692,813

Notes 1 to 23 form an integral part of the Consolidated Condensed Interim Financial Statements.

	Share capital	Share premium	Capital reserves	Other reserves	Accumulated currency translation differences	Accumulated deficit	Total equity attributable to the Company	Non- controlling interest	Total equity
Balance as of January 1, 2024	11,616	736,594	858,220	308,002	(139,434)	(351,521)	1,423,477	165,332	1,588,809

Profit for the nine -month period after taxes	-	-	-	-	-	32,676	32,676	6,482	39,158
Change in fair value of cash flow hedges net of transfer to profit or loss statement	-	-	-	(10,905)	-	-	(10,905)	(2,456)	(13,361)
Currency translation differences	-	-	-	-	(3,400)	-	(3,400)	1,634	(1,766)
Tax effect	-	-	-	2,734	-	-	2,734	58	2,792
Other comprehensive income	-	-	-	(8,171)	(3,400)	-	(11,571)	(764)	(12,335)

Total comprehensive income	-	-	-	(8,171)	(3,400)	32,676	21,105	5,718	26,823

Reduction of share premium (Note 14)	-	(200,000)	200,000	-	-	-	-	-	-

Share-based compensation (Note 14)	1	-	-	-	-	2,892	2,893	-	2,893

Capital contribution (Note 14)	-	-	-	-	-	-	-	1,200	1,200

Distributions (Note 14)	-	-	(155,077)	-	-	-	(155,077)	(19,857)	(174,934)

Balance as of September 30, 2024	11,617	536,594	903,143	299,831	(142,834)	(315,953)	1,292,398	152,393	1,444,791

Consolidated condensed cash flows statements for the nine-month periods ended September 30, 2024 and 2023

Amounts in thousands of U.S. dollars

		For the nine-month periods ended September 30,
	Note (1)	2024	2023
I. Profit for the period		39,158	48,896
Financial expense and non-monetary adjustments		488,080	560,976

II. Profit for the period adjusted by non-monetary items		527,238	609,872

III. Changes in working capital		(35,030)	(116,146)

Net interest and income tax paid		(180,400)	(159,904)

A. Net cash provided by operating activities		311,808	333,822

Business combinations and investments in entities under the equity method	5, 7&12	(66,342)	(17,680)
Investments in operating concessional assets	6	(13,272)	(24,738)
Investments in assets under development or construction	6	(131,196)	(33,561)
Distributions from entities under the equity method	7	32,565	28,880
Net divestment in other non-current financial assets		42,664	22,533

B. Net cash used in investing activities		(135,581)	(24,566)

Proceeds from project debt	16	47,014	213,725
Proceeds from corporate debt	15	169,259	110,803
Repayment of project debt	16	(168,380)	(390,119)
Repayment of corporate debt	15	(63,890)	(83,356)
Dividends paid to Company´s shareholders	14	(155,077)	(155,065)
Dividends paid to non-controlling interest	14	(22,319)	(25,759)
Non-controlling interest capital contribution	14	1,200	19,823

C. Net cash used in financing activities		(192,193)	(309,948)

Net decrease in cash and cash equivalents		(15,966)	(692)

Cash and cash equivalents at the beginning of the period		448,301	600,990

Translation differences in cash and cash equivalents		2,224	(5,682)

Cash and cash equivalents at the end of the period		434,559	594,616

(1) Notes 1 to 23 form an integral part of the Consolidated Condensed Interim Financial Statements.

Notes to the consolidated condensed interim financial statements

Note 1. - Nature of the business

Atlantica Sustainable Infrastructure plc (“Atlantica” or the “Company”) is a sustainable infrastructure company with a majority of its business in renewable energy assets. Atlantica currently owns, manages and invests in renewable energy, storage, efficient natural gas and heat, electric transmission lines and water assets focused on North America (the United States, Canada and Mexico), South America (Peru, Chile, Colombia and Uruguay) and EMEA (United Kingdom, Spain, Italy, Algeria and South Africa). Its registered address is Great West House, GW1 Great West Road Brentford TW8 9DF, London (United Kingdom).

Atlantica’s shares trade on the NASDAQ Global Select Market under the symbol “AY”.

On May 27, 2024, Atlantica entered into a definitive agreement (the “Transaction Agreement”) pursuant to which a private limited company, Bidco, incorporated in England and Wales agreed, subject to the terms of the Transaction Agreement, to acquire 100% of the shares of Atlantica for $22 per share in cash. Bidco is controlled by funds managed by Energy Capital Partners and includes a large group of institutional co-investors. The transaction is to be completed pursuant to a scheme of arrangement under the Companies Act 2006 of the United Kingdom.

All regulatory approvals required in connection with the transaction (including clearance by the Committee on Foreign Investment in the United States and by the Federal Energy Regulatory Commission in the United States) have been received. The acquisition is still subject to sanction of the transaction by the High Court of Justice of England and Wales (the “Court”). As previously announced, due to the limited availability of court dates and the mutual desire of the parties to effect an orderly closing of the transaction, the parties agreed a date for the hearing of the Court to sanction the transaction on December 10, 2024. Closing is expected to take place two business days later, on December 12, 2024. In connection with the scheduling of the closing, Atlantica and Energy Capital Partners agreed on a maximum final cash dividend. Upon the completion of the acquisition, Atlantica will become a privately held company and its shares will no longer be listed on any public market. Some transaction costs, including financial advisors, transaction-related bonuses and long-term incentive plans are subject to the occurrence of closing. As such, these are contingent liabilities, which have therefore not been accrued for in these Consolidated Condensed Interim Financial Statements as of September 30, 2024 in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets.

On October 23, 2024, Bidco priced its 6.375% green senior notes due in 2032 in aggregate principal amount of $745 million, and 5.625% green senior notes due 2032 in aggregate principal amount of €500 million in connection with the proposed acquisition of Atlantica.

On March 22, 2024, the Company closed the acquisition of a 100% equity interest stake in two wind assets, UK Wind 1 and UK Wind 2, with a combined installed capacity of 32 MW in Scotland, United Kingdom. The assets are regulated under the UK green attribute regulation and are granted renewables obligation certificates until 2031 on average. The investment amounted to approximately $66 million and the assets currently do not have any project debt. These are Atlantica’s first operating assets in the UK, and the Company expects that the return from these assets will be enhanced by the use of the existing net operating loss carryforwards of the Company in the UK, in the upcoming years.

In April 2024, the Company acquired the Imperial project from Algonquin, a 100 MW PV + storage (4 hours) project in Southern California. On May 6, 2024, the project entered into a 15-year PPA with an investment grade Community Choice Aggregator as off-taker. Total investment is expected to be within the range of $320 million to $340 million, mostly in 2025 and 2026.

In May 2022, the Company agreed to develop and construct Honda 1 and 2, two PV assets in Colombia with a combined capacity of 20 MW, where it has a 50% ownership. Each plant has a 7-year PPA with Enel Colombia. Honda 1 entered into operation in December 2023 and Honda 2 entered into operation in July 2024.

In July 2022 the Company closed a 17-year transmission service agreement denominated in U.S. dollars that allowed to build a substation and a 2.4-miles transmission line connected to ATN transmission line serving a new mine in Peru (ATN Expansion 3). The substation reached commercial operation in August 2024. Atlantica´s investment has been approximately $12 million.

The following table provides an overview of the main operating assets the Company owned or had an interest in as of September 30, 2024:

Assets	Type	Ownership	Location	Currency(9)	Capacity (Gross)	Counterparty Credit Ratings(10)	COD*	Contract Years Remaining(18)

Solana	Renewable (Solar)	100%	Arizona (USA)	USD	280 MW	BBB+/Baa1/BBB+	2013	19
Mojave	Renewable (Solar)	100%	California (USA)	USD	280 MW	BB/ Ba1/BB+	2014	15
Coso	Renewable (Geothermal)	100%	California (USA)	USD	135 MW	Investment Grade(11)	1987-1989	17
Elkhorn Valley(16)	Renewable (Wind)	49%	Oregon (USA)	USD	101 MW	BBB/Baa1/--	2007	3
Prairie Star(16)	Renewable (Wind)	49%	Minnesota (USA)	USD	101 MW	--/A3/A-	2007	3
Twin Groves II(16)	Renewable (Wind)	49%	Illinois (USA)	USD	198 MW	BBB+/Baa1/--	2008	1
Lone Star II(16)	Renewable (Wind)	49%	Texas (USA)	USD	196 MW	N/A	2008	N/A
Chile PV 1	Renewable (Solar)	35%(1)	Chile	USD	55 MW	N/A	2016	N/A
Chile PV 2	Renewable (Solar)	35%(1)	Chile	USD	40 MW	Not rated	2017	6
Chile PV 3	Renewable (Solar)	35%(1)	Chile	USD	73 MW	Not rated	2014	10
Chile PMGD	Renewable (Solar)	49%	Chile	USD	9 MW(17)	A/A2/A-	2024	10
La Sierpe	Renewable (Solar)	100%	Colombia	COP	20 MW	Not rated	2021	11
La Tolua	Renewable (Solar)	100%	Colombia	COP	20 MW	Not rated	2023	9
Tierra Linda	Renewable (Solar)	100%	Colombia	COP	10 MW	Not rated	2023	9
Honda 1	Renewable (Solar)	50%	Colombia	COP	10 MW	BBB-/-/BBB	2023	6
Honda 2	Renewable (Solar)	50%	Colombia	COP	10 MW	BBB-/-/BBB	2024	7
Albisu	Renewable (Solar)	100%	Uruguay	UYU	10 MW	Not rated	2023	14
Palmatir	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB+/Baa1/BBB(12)	2014	10
Cadonal	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB+/Baa1/BBB(12)	2014	10
Melowind	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB+/Baa1/BBB(12)	2015	11
Mini-Hydro	Renewable (Hydraulic)	100%	Peru	USD	4 MW	BBB-/Baa1/BBB	2012	8
Solaben 2 & 3	Renewable (Solar)	70%(2)	Spain	Euro	2x50 MW	A/Baa1/A-	2012	13/13
Solacor 1 & 2	Renewable (Solar)	87%(3)	Spain	Euro	2x50 MW	A/Baa1/A-	2012	12/12
PS10 & PS20	Renewable (Solar)	100%	Spain	Euro	31 MW	A/Baa1/A-	2007&2009	8/10
Helioenergy 1 & 2	Renewable (Solar)	100%	Spain	Euro	2x50 MW	A/Baa1/A-	2011	12/12
Helios 1 & 2	Renewable (Solar)	100%	Spain	Euro	2x50 MW	A/Baa1/A-	2012	13/13
Solnova 1, 3 & 4	Renewable (Solar)	100%	Spain	Euro	3x50 MW	A/Baa1/A-	2010	11/11/11
Solaben 1 & 6	Renewable (Solar)	100%	Spain	Euro	2x50 MW	A/Baa1/A-	2013	14/14
Seville PV	Renewable (Solar)	80%(4)	Spain	Euro	1 MW	A/Baa1/A-	2006	11
Italy PV 1	Renewable (Solar)	100%	Italy	Euro	1.6 MW	BBB/Baa3/BBB	2010	7
Italy PV 2	Renewable (Solar)	100%	Italy	Euro	2.1 MW	BBB/Baa3/BBB	2011	7
Italy PV 3	Renewable (Solar)	100%	Italy	Euro	2.5 MW	BBB/Baa3/BBB	2012	7
Italy PV 4	Renewable (Solar)	100%	Italy	Euro	3.6 MW	BBB/Baa3/BBB	2011	7
UK Wind 1	Renewable (Wind)	100%	United Kingdom	GBP	25 MW	AA/Aa3/AA-	2012	8
UK Wind 2	Renewable (Wind)	100%	United Kingdom	GBP	8 MW	AA/Aa3/AA-	2003	3
Kaxu	Renewable (Solar)	51%(5)	South Africa	Rand	100 MW	BB-/Ba2/BB-(13)	2015	10
Calgary	Efficient natural gas &heat	100%	Canada	CAD	55 MWt	~60% AA- or higher(14)	2010	11
ACT	Efficient natural gas & heat	100%	Mexico	USD	300 MW	BBB/B3/B+	2013	9

ATN(15)	Transmission line	100%	Peru	USD	381 miles	BBB-/Baa1/BBB	2011	16
ATS	Transmission line	100%	Peru	USD	569 miles	BBB-/Baa1/BBB	2014	19
ATN 2	Transmission line	100%	Peru	USD	81 miles	Not rated	2015	9
Quadra 1 & 2	Transmission line	100%	Chile	USD	49 miles/32 miles	Not rated	2014	10/10
Palmucho	Transmission line	100%	Chile	USD	6 miles	BBB/ -- /BBB+	2007	13
Chile TL3	Transmission line	100%	Chile	USD	50 miles	A/A2/A-	1993	N/A
Chile TL4	Transmission line	100%	Chile	USD	63 miles	Not rated	2016	47
Skikda	Water	34.20%(6)	Algeria	USD	3.5 M ft3/day	Not rated	2009	9
Honaine	Water	25.50%(7)	Algeria	USD	7 M ft3/day	Not rated	2012	13
Tenes	Water	51%(8)	Algeria	USD	7 M ft3/day	Not rated	2015	16

(1)	65% of the shares in Chile PV 1, Chile PV 2 and Chile PV 3 are indirectly held by financial partners through the renewable energy platform of the Company in Chile.
(2)	Itochu Corporation holds 30% of the shares in each of Solaben 2 and Solaben 3.
(3)	JGC holds 13% of the shares in each of Solacor 1 and Solacor 2.
(4)	Instituto para la Diversificación y Ahorro de la Energía (“Idae”) holds 20% of the shares in Seville PV.
(5)	Kaxu is owned by the Company (51%), Industrial Development Corporation of South Africa (“IDC”, 29%) and Kaxu Community Trust (20%).
(6)	Algerian Energy Company, SPA owns 49% of Skikda and Sacyr Agua, S.L. owns the remaining 16.8%.
(7)	Algerian Energy Company, SPA owns 49% of Honaine and Sacyr Agua, S.L. owns the remaining 25.5%.
(8)
Algerian Energy Company, SPA owns 49% of Tenes. The Company has an investment in Tenes through a secured loan to Befesa Agua Tenes (the holding company of Tenes) and the right to appoint a majority at the board of directors of the project company. Therefore, the Company controls Tenes since May 31, 2020, and fully consolidates the asset from that date.

(9)	Certain contracts denominated in U.S. dollars are payable in local currency.
(10)
Reflects the counterparty’s credit ratings issued by Standard & Poor’s Ratings Services, or S&P, Moody’s Investors Service Inc., or Moody’s, and Fitch Ratings Ltd, or Fitch. Not applicable (“N/A”) when the asset has no PPA.

(11)
Refers to the credit rating of two Community Choice Aggregators: Silicon Valley Clean Energy and Monterrey Bar Community Power, both with A Rating from S&P and Southern California Public Power Authority. The third off-taker is not rated.

(12)	Refers to the credit rating of Uruguay, as UTE (Administración Nacional de Usinas y Transmisoras Eléctricas) is unrated.
(13)	Refers to the credit rating of the Republic of South Africa. The off-taker is Eskom, which is a state-owned utility company in South Africa.
(14)	Refers to the credit rating of a diversified mix of 22 high credit quality clients (~60% AA- rating or higher, the rest is unrated).
(15)	Including ATN Expansion 1, 2 & 3.
(16)	Part of Vento II Portfolio.
(17)	9 MW of the 80 MW portfolio of Chile PMGD were already in operation as of September 30, 2024.
(18)	As of September 30, 2024.
(*)	Commercial Operation Date.

Additionally, Atlantica as of September 30, 2024, has the following assets under construction or ready to start construction in the short term:

Asset	Type	Location	Capacity (gross)(1)	Expected COD	Expected Investment(2) ($ million)	Off-taker
Coso Batteries 1	Battery Storage	California, US	100 MWh	2025	40-50	Investment grade utility
Coso Batteries 2	Battery Storage	California, US	80 MWh	2025	35-45	Investment grade utility
Chile PMGD	Solar PV	Chile	71 MW	2024-2025	33(4)	Regulated
Chile PV 3 Expansion	Battery storage	Chile	142 MWh	2024	14-15	Emoac
ATS Expansion 1	Transmission Line	Peru	n.a. (substation)	2025	31	Republic of Peru
Apulo 1(3)	Solar PV	Colombia	10 MW	2024	5.5	-
Caparacena	Solar PV	Spain	22 MW	2026	10-12	Electricity Distribution Company

(1)	Includes nominal capacity on a 100% basis, not considering Atlantica’s ownership.
(2)	Corresponds to the expected investment by Atlantica.
(3)	Atlantica owns 50% of the shares in Apulo 1.
(4)	Corresponds to Atlantica’s expected investment for the total 80 MW Chile PMGD portfolio.

In October 2023, the Company entered into two 15-year tolling agreements (PPAs) with an investment grade utility for Coso Batteries 1 and Coso Batteries 2. Under each of the tolling agreements, Coso Batteries 1 and 2 will receive fixed monthly payments adjusted by the financial settlement of CAISO’s (California Independent System Operator) Day-Ahead market. In addition, the Company expects to obtain revenue from ancillary services in each of the assets.

Coso Batteries 1 is a standalone battery storage project of 100 MWh (4 hours) capacity, located inside Coso, its geothermal asset in California. Additionally, Coso Batteries 2 is a standalone battery storage project with 80 MWh (4 hours) capacity also located inside Coso. The investment is expected to be in the range of $40 million to $50 million for Coso Batteries 1, and in the range of $35 to $45 million for Coso Batteries 2. Both projects were fully developed in-house and are now under construction. Atlantica has closed a contract with Tesla for the procurement of the batteries. COD is expected in 2025 for both projects.

In November 2022, the Company closed the acquisition of a 49% interest, with joint control, in an 80 MW portfolio of solar PV projects in Chile, Chile PMGD, which is currently under construction. Atlantica´s economic rights are expected to be approximately 70%. Total investment in equity and preferred equity is expected to be approximately $33 million and COD is expected to be progressive in 2024 and 2025. Revenue for these assets is regulated under the Small Distributed Generation Means Regulation Regime (“PMGD”) for projects with a capacity equal or lower than 9 MW, which allows to sell electricity through a stabilized price. The Company is experiencing some delays and cost overruns in the construction in some assets, and as a result, recorded an impairment loss of $11.4 million in the consolidated condensed statement of profit or loss as of September 30, 2024 (Note 7).

In July 2023, as part of the New Transmission Plan Update in Peru, the Ministry of Energy and Mines published the Ministerial Resolution that enables to start construction of ATS Expansion 1 project, consisting in the reinforcement of two existing substations with new equipment. The expansion will be part of the existing concession contract, a 30-year contract with a fixed-price tariff base denominated in U.S. dollars adjusted annually in accordance with the U.S. Finished Goods Less Foods and Energy Index as published by the U.S. Department of Labor. Given that the concession ends in 2044, Atlantica will be compensated with a one-time payment for the remaining 9 years of concession. The expansion is expected to enter in operation in 2025 and the investment is expected to be approximately $31 million.

In April 2024, Chile PV 3 signed a 10-year PPA covering part of the production of the PV plant in operation and the 142 MWh battery storage expansion under construction.

In May 2024, Atlantica entered into a 10-year PPA for Caparacena, which is a 27.5 MWDC/22 MWAC project in Spain. Investment is expected to be between $10 million and $12 million, with COD expected in early 2026.

Chile PV 2 event of default

Due to low electricity prices in Chile, the project debt of Chile PV 2, where the Company owns a 35% equity interest, is under an event of default as of September 30, 2024. As a result, although Atlantica does not expect an acceleration of the debt to be declared by the credit entities, Chile PV 2, did not have a right to defer the settlement of the debt for at least twelve months as of December 31, 2023 and September 30, 2024, and therefore the project debt, which amounts to $23 million as of September 30, 2024 (Note 16), was classified as current in these Consolidated Condensed Interim Financial Statements in accordance with International Accounting Standards 1 (“IAS 1”), “Presentation of Financial Statements”. The Company is, together with the partner, in conversations with the banks, regarding a potential plan for the plant.

Note 2. - Basis of preparation

The accompanying Consolidated Condensed Interim Financial Statements represent the consolidated results of the Company and its subsidiaries.

The Company’s annual consolidated financial statements as of December 31, 2023, were approved by the Board of Directors on February 29, 2024.

These Consolidated Condensed Interim Financial Statements are presented in accordance with International Accounting Standards (“IAS”) 34, “Interim Financial Reporting”. In accordance with IAS 34, interim financial information is prepared solely in order to update the most recent annual consolidated financial statements prepared by the Company, placing emphasis on new activities, occurrences and circumstances that have taken place during the nine-month period ended September 30, 2024, and not duplicating the information previously published in the annual consolidated financial statements for the year ended December 31, 2023. Therefore, the Consolidated Condensed Interim Financial Statements do not include all the information that would be required in a complete set of consolidated financial statements prepared in accordance with the IFRS-IASB (“International Financial Reporting Standards-International Accounting Standards Board”). In view of the above, for an adequate understanding of the information, these Consolidated Condensed Interim Financial Statements must be read together with Atlantica’s consolidated financial statements for the year ended December 31, 2023 included in the 2023 20-F.

In determining the information to be disclosed in the notes to the Consolidated Condensed Interim Financial Statements, Atlantica, in accordance with IAS 34, has taken into account its materiality in relation to the Consolidated Condensed Interim Financial Statements.

The Consolidated Condensed Interim Financial Statements are presented in U.S. dollars, which is the parent company’s functional and presentation currency. Amounts included in these Consolidated Condensed Interim Financial Statements are all expressed in thousands of U.S. dollars, unless otherwise indicated.

These Consolidated Condensed Interim Financial Statements were approved by the Board of Directors of the Company on November 14, 2024.

Application of new accounting standards

a)	Standards, interpretations and amendments effective from January 1, 2024, under IFRS-IASB, applied by the Company in the preparation of these Consolidated Condensed Interim Financial Statements:

The applications of these amendments have not had any impact on these Consolidated Condensed Interim Financial Statements.

b)	Standards, interpretations and amendments published by the IASB that will be effective for periods beginning on or after January 1, 2025:

The Company does not anticipate any significant impact on the Consolidated Condensed Interim Financial Statements derived from the application of the new standards and amendments that will be effective for annual periods beginning on or after January 1, 2025, although it is currently still in the process of evaluating such application.

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Use of estimates

Some of the accounting policies applied require the application of significant judgment by management to select the appropriate assumptions to determine these estimates. These assumptions and estimates are based on the Company´s historical experience, advice from experienced consultants, forecasts and other circumstances and expectations as of the close of the financial period. The assessment is considered in relation to the global economic situation of the industries and regions where the Company operates, taking into account future development of its businesses. By their nature, these judgments are subject to an inherent degree of uncertainty; therefore, actual results could materially differ from the estimates and assumptions used. In such cases, the carrying values of assets and liabilities are adjusted.

The most critical accounting policies, which require significant management estimates and judgment are as follows:

Estimates:

-	Impairment of contracted concessional, PP&E and other intangible assets.
-	Recoverability of deferred tax assets.
-	Fair value of derivative financial instruments.
-	Fair value of identifiable assets and liabilities arising from a business combination.

Judgement:

-	Assessment of assets agreements.
-	Assessment of control.

As of the date of preparation of these Consolidated Condensed Interim Financial Statements, no relevant changes in estimates made are anticipated and, therefore, no significant changes in the value of assets and liabilities recognized at September 30, 2024, are expected.

Although these estimates and assumptions are being made using all available facts and circumstances, it is possible that future events may require management to amend such estimates and assumptions in future periods. Changes in accounting estimates are recognized prospectively, in accordance with IAS 8, in the consolidated profit or loss statement of the period in which the change occurs.

Note 3. - Financial risk management

Atlantica’s activities are exposed to various financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. Risk is managed by the Company’s Risk Management and Finance Departments, which are responsible for identifying and evaluating financial risks, quantifying them by project, region and company, in accordance with mandatory internal management rules. The internal management rules provide written policies for the management of overall risk, as well as for specific areas. The internal management policies of the Company also define the use of hedging instruments and derivatives and the investment of excess cash.

These Consolidated Condensed Interim Financial Statements do not include all financial risk management information and disclosures required for annual financial statements and should be read together with the information included in Note 3 to Atlantica’s annual consolidated financial statements as of December 31, 2023 included in the 2023 20-F.

Note 4. - Financial information by segment

Atlantica’s segment structure reflects how management currently makes financial decisions and allocates resources. Its operating and reportable segments are based on the following geographies where the assets are located: North America, South America and EMEA. In addition, based on the type of business, as of September 30, 2024, the Company had the following business sectors: Renewable energy, Efficient natural gas and heat, Transmission lines and Water.

Atlantica’s Chief Operating Decision Maker (CODM), which is the CEO, assesses the performance and assignment of resources according to the identified operating segments. The CODM considers the revenue as a measure of the business activity and the Adjusted EBITDA as a measure of the performance of each segment. Adjusted EBITDA is calculated as profit/(loss) for the period attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interest, income tax expense, financial expense (net), depreciation, amortization and impairment charges of entities included in these Consolidated Condensed Interim Financial Statements and depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of Atlantica’s equity ownership).

In order to assess performance of the business, the CODM receives reports of each reportable segment using revenue and Adjusted EBITDA. Net interest expense evolution is assessed on a consolidated basis. Financial expense and amortization are not taken into consideration by the CODM for the allocation of resources.

In the nine-month period ended September 30, 2024, Atlantica had four customers with revenues representing more than 10% of total revenue, three in the renewable energy and one in the efficient natural gas and heat business sector. In the nine-month period ended September 30, 2023, Atlantica had three customers with revenues representing more than 10% of total revenue, in the renewable energy business sector.

a)	The following tables show Revenue and Adjusted EBITDA by operating segment and business sector for the nine-month periods ended September 30, 2024 and 2023:

	Revenue		Adjusted EBITDA
	For the nine-month period ended September 30,		For the nine-month period ended September 30,
	($ in thousands)
Geography	2024	2023	2024	2023
North America	372,143	338,745	279,708	260,684
South America	140,779	140,269	108,406	112,049
EMEA	405,822	379,569	269,427	254,548
Total	918,744	858,583	657,541	627,281

	Revenue		Adjusted EBITDA
	For the nine-month period ended September 30,		For the nine-month period ended September 30,
	($ in thousands)
Business sectors	2024	2023	2024	2023
Renewable energy	675,657	640,117	476,872	460,442
Efficient natural gas & heat	107,344	84,974	79,515	66,526
Transmission lines	92,732	91,825	74,652	73,256
Water	43,011	41,667	26,502	27,057
Total	918,744	858,583	657,541	627,281

The reconciliation of segment Adjusted EBITDA with the profit attributable to the Company is as follows:

	For the nine-month period ended September 30, ($ in thousands)
	2024	2023
Profit attributable to the Company	32,676	46,050
Profit attributable to non-controlling interest	6,482	2,846
Income tax	28,919	11,587
Financial expense, net	254,710	237,924
Depreciation, amortization, and impairment charges	325,578	310,502
Depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of Atlantica’s equity ownership)	9,176	18,372
Total segment Adjusted EBITDA	657,541	627,281

b)	The assets and liabilities by operating segment and business sector as of September 30, 2024, and December 31, 2023 are as follows:

Assets and liabilities by geography as of September 30, 2024:

	North America	South America	EMEA	Balance as of September 30, 2024
	($ in thousands)
Assets allocated
Contracted concessional, PP&E and other intangible assets	3,014,170	1,129,109	2,907,790	7,051,069
Investments carried under the equity method	162,142	5,154	44,756	212,052
Other current financial assets	122,562	32,941	46,490	201,993
Cash and cash equivalents (project companies)	177,961	98,883	138,092	414,936
Assets held for sale	2,000	39,242	-	41,242
Subtotal allocated	3,478,835	1,305,329	3,137,128	7,921,292
Unallocated assets
Other non-current assets				290,655
Other current assets (including cash and cash equivalents at holding company level)				378,487
Subtotal unallocated				669,142
Total assets				8,590,434

	North America	South America	EMEA	Balance as of September 30, 2024
	($ in thousands)
Liabilities allocated
Long-term and short-term project debt	1,602,854	743,538	1,901,951	4,248,343
Grants and other liabilities	908,210	34,333	186,698	1,129,241
Liabilities directly associated with the assets held for sale	-	53,723	-	53,723
Subtotal allocated	2,511,064	831,594	2,088,649	5,431,307
Unallocated liabilities
Long-term and short-term corporate debt				1,204,616
Other non-current liabilities				331,772
Other current liabilities				177,948
Subtotal unallocated				1,714,336
Total liabilities				7,145,643
Equity unallocated				1,444,791
Total liabilities and equity unallocated				3,159,127
Total liabilities and equity				8,590,434

Assets and liabilities by geography as of December 31, 2023:

	North America	South America	EMEA	Balance as of December 31, 2023
Assets allocated
Contracted concessional, PP&E and other intangible assets	3,063,019	1,184,599	2,956,649	7,204,267
Investments carried under the equity method	177,260	9,178	43,869	230,307
Other current financial assets	110,016	30,803	48,067	188,886
Cash and cash equivalents (project companies)	137,480	121,945	155,551	414,976
Assets held for sale	28,642	-	-	28,642
Subtotal allocated	3,516,417	1,346,525	3,204,136	8,067,078
Unallocated assets
Other non-current assets				297,577
Other current assets (including cash and cash equivalents at holding company level)				349,678
Subtotal unallocated				647,255
Total assets				8,714,333

	North America	South America	EMEA	Balance as of December 31, 2023
Liabilities allocated
Long-term and short-term project debt	1,629,278	808,481	1,881,501	4,319,260
Grants and other liabilities	945,888	36,307	251,613	1,233,808
Subtotal allocated	2,575,166	844,788	2,133,114	5,553,068
Unallocated liabilities
Long-term and short-term corporate debt				1,084,838
Other non-current liabilities				301,245
Other current liabilities				186,373
Subtotal unallocated				1,572,456
Total liabilities				7,125,524
Equity unallocated				1,588,809
Total liabilities and equity unallocated				3,161,265
Total liabilities and equity				8,714,333

Assets and liabilities by business sector as of September 30, 2024:

	Renewable energy	Efficient natural gas & heat	Transmission lines	Water	Balance as of September 30, 2024
	($ in thousands)
Assets allocated
Contracted concessional assets, PP&E and other intangible assets	5,681,520	430,289	768,013	171,247	7,051,069
Investments carried under the equity method	171,246	-	-	40,806	212,052
Other current financial assets	5,033	121,997	31,064	43,899	201,993
Cash and cash equivalents (project companies)	304,718	31,022	65,650	13,546	414,936
Assets held for sale	41,242	-	-	-	41,242
Subtotal allocated	6,203,759	583,308	864,727	269,498	7,921,292
Unallocated assets
Other non-current assets					290,655
Other current assets (including cash and cash equivalents at holding company level)					378,487
Subtotal unallocated					669,142
Total assets					8,590,434

	Renewable energy	Efficient natural gas & Heat	Transmission lines	Water	Balance as of September 30, 2024
Liabilities allocated
Long-term and short-term project debt	3,250,365	374,393	555,282	68,303	4,248,343
Grants and other liabilities	1,080,095	33,632	12,925	2,589	1,129,241
Liabilities directly associated with the assets held for sale	53,723	-	-	-	53,723
Subtotal allocated	4,384,183	408,025	568,207	70,892	5,431,307
Unallocated liabilities
Long-term and short-term corporate debt					1,204,616
Other non-current liabilities					331,772
Other current liabilities					177,948
Subtotal unallocated					1,714,336
Total liabilities					7,145,643
Equity unallocated					1,444,791
Total liabilities and equity unallocated					3,159,127
Total liabilities and equity					8,590,434

Assets and liabilities by business sector as of December 31, 2023:

	Renewable energy	Efficient natural gas & heat	Transmission lines	Water	Balance as of December 31, 2023
Assets allocated
Contracted concessional, PP&E and other intangible assets	5,798,818	460,766	777,360	167,323	7,204,267
Investments carried under the equity method	189,672	-	-	40,635	230,307
Other current financial assets	10,866	103,907	30,746	43,367	188,886
Cash and cash equivalents (project companies)	299,987	35,098	58,004	21,887	414,976
Assets held for sale	-	28,642	-	-	28,642
Subtotal allocated	6,299,343	628,413	866,110	273,212	8,067,078
Unallocated assets
Other non-current assets					297,577
Other current assets (including cash and cash equivalents at holding company level)					349,678
Subtotal unallocated					647,255
Total assets					8,714,333

	Renewable energy	Efficient natural gas & heat	Transmission lines	Water	Balance as of December 31, 2023
Liabilities allocated
Long-term and short-term project debt	3,280,618	401,460	560,906	76,276	4,319,260
Grants and other liabilities	1,185,487	32,916	12,884	2,521	1,233,808
Subtotal allocated	4,466,105	434,376	573,790	78,797	5,553,068
Unallocated liabilities
Long-term and short-term corporate debt					1,084,838
Other non-current liabilities					301,245
Other current liabilities					186,373
Subtotal unallocated					1,572,456
Total liabilities					7,125,524
Equity unallocated					1,588,809
Total liabilities and equity unallocated					3,161,265
Total liabilities and equity					8,714,333

c)	The amount of depreciation, amortization and impairment charges recognized for the nine-month periods ended September 30, 2024 and 2023 are as follows:

	For the nine-month period ended September 30,
Depreciation, amortization and impairment by geography	2024	2023
	($ in thousands)
North America	(100,022)	(103,001)
South America	(60,449)	(46,278)
EMEA	(165,107)	(161,223)
Total	(325,578)	(310,502)

	For the nine-month period ended September 30,
Depreciation, amortization and impairment by business sectors	2024	2023
	($ in thousands)
Renewable energy	(306,923)	(286,611)
Efficient natural gas & heat	3,759	(2,196)
Transmission lines	(23,107)	(22,033)
Water	693	338
Total	(325,578)	(310,502)

Note 5. – Business combinations

For the nine-month period ended September 30, 2024

In March 2024, the Company completed the acquisition of a 100% equity interest stake in two wind assets, UK Wind 1 and UK Wind 2, with a combined installed capacity of 32 MW in Scotland, United Kingdom. This acquisition has been accounted for in these Consolidated Condensed Interim Financial Statements in accordance with IFRS 3, Business Combinations and is included within the Renewable energy sector and the EMEA geography.

The fair value of assets and liabilities consolidated at the effective acquisition date is shown in the following table:

Business combinations for the nine-month period ended September 30, 2024
Property, plant and equipment under IAS 16	19,724
Intangible assets under IAS 38	45,678
Intangible assets under IFRS 16	6,525
Cash & cash equivalents	4,199
Other current assets	4,829
Deferred tax liabilities	(3,969)
Lease liabilities	(6,525)
Other current and non-current liabilities	(4,781)
Total net assets acquired at fair value	65,680
Asset acquisition – purchase price	(65,680)
Net result of business combinations	-

The purchase price equals the fair value of the net assets acquired.

The allocation of the purchase price is provisional as of September 30, 2024, and amounts indicated above may be adjusted during the measurement period to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized as of September 30, 2024. The measurement period will not exceed one year from the acquisition date.

The amount of revenue contributed by the acquisitions during the nine-month period September 30, 2024 to the Consolidated Condensed Interim Financial Statements of the Company is $5.0 million, and the amount of loss after tax is $0.1 million. Had the acquisitions been consolidated from January 1, 2024, the consolidated statement of comprehensive income would have included additional revenue of $2.8 million and additional loss after tax of $0.3 million.

For the year ended December 31, 2023

On March 1, 2023, the Company completed the process of transitioning the O&M services for the assets in Spain where Abengoa was still the supplier to an Atlantica’ subsidiary. This acquisition had been accounted for in these Consolidated Financial Statements in accordance with IFRS 3, Business Combinations. The O&M services are included within the Renewable energy sector and the EMEA geography.

The fair value of assets and liabilities consolidated at the effective acquisition date is shown in the following table:

Business combinations for the year ended December 31, 2023
Property, plant and equipment under IAS 16	1,565
Intangible assets under IAS 38	4,487
Inventories	1,646
Other current and non-current liabilities	(5,917)
Total net assets acquired at fair value	1,781
Asset acquisition – purchase price	(1,781)
Net result of business combinations	-

The purchase price equals the fair value of the net assets acquired.

The amount of revenue contributed by the acquisitions performed during 2023 to the Consolidated Financial Statements of the Company was nil, and the amount of loss after tax was $0.8 million. Had the acquisitions been consolidated from January 1, 2023, the consolidated statement of comprehensive income would not have included any additional revenue and additional loss after tax of $0.2 million.

In March 2024, the provisional period for the purchase price allocation closed, and did not result in significant adjustments to the initial amounts recognized.

Note 6. - Contracted concessional, PP&E and other intangible assets

The Company has assets recorded as contracted concessional assets in accordance with IFRIC 12, property plant and equipment in accordance with IAS 16 and right of use assets under IFRS 16 or intangible assets under IAS 38.

The detail of assets included in the heading ‘Contracted concessional, PP&E and other intangible assets’ as of September 30, 2024, and December 31, 2023, is as follows:

	Financial assets under IFRIC 12	Financial assets under IFRS 16 (Lessor)	Intangible assets under IFRIC 12	Right of use assets under IFRS 16 (Lessee) and intangible assets under IAS 38	Property, plant and equipment under IAS 16
					Land	Technical installations	Total assets
Cost	744,964	2,577	9,039,873	220,349	143,929	1,030,549	11,182,241
Amortization and impairment	(50,011)	-	(3,793,192)	(48,674)	-	(239,295)	(4,131,172)
Total as of September 30, 2024	694,953	2,577	5,246,681	171,675	143,929	791,254	7,051,069

	Financial assets under IFRIC 12	Financial assets under IFRS 16 (Lessor)	Intangible assets under IFRIC 12	Right of use assets under IFRS 16 (Lessee) and intangible assets under IAS 38	Property, plant and equipment under IAS 16
					Land	Technical installations	Total assets
Cost	785,179	2,655	8,957,090	150,947	139,344	993,992	11,029,207
Amortization and impairment	(56,378)	-	(3,479,464)	(38,813)	-	(250,285)	(3,824,940)
Total as of December 31, 2023	728,801	2,655	5,477,626	112,134	139,344	743,707	7,204,267

No losses from impairment of contracted concessional, PP&E and other intangible assets, excluding the change in the provision for expected credit losses under IFRS 9, Financial instruments, were recorded during the nine-month period ended September 30, 2024 and 2023. The impairment provision based on the expected credit losses on contracted concessional financial assets decreased by $6 million in the nine-month period ended September 30, 2024 (decrease of $1 million in the nine-month period ended September 30, 2023), primarily in ACT.

Note 7. - Investments carried under the equity method

The table below shows the breakdown of the investments held in associates and joint ventures as of September 30, 2024, and December 31, 2023:

	Balance as of September 30, 2024	Balance as of December 31, 2023
	($ in thousands)
2007 Vento II, LLC	162,141	175,351
Myah Bahr Honaine, S.P.A.	40,806	40,635
Akuo Atlantica PMGD Holding S.P.A.	-	4,409
Colombian portfolio of renewable energy entities	3,258	4,754
Windlectric Inc	-	1,910
Ecorer S.A.C	1,897	-
SailH2 Ingeniería, S.L.	1,390	653
Pectonex, R.F. Proprietary Limited	1,278	1,337
Evacuación Valdecaballeros, S.L.	831	807
Fontanil Solar, S.L.U.	229	229
Murum Solar, S.L.U.	222	222
Total	212,052	230,307

None of the entities referred to above is a listed company.

2007 Vento II, LLC, is the holding company of a 596 MW portfolio of wind assets (“Vento II”) in the U.S., 49% owned by Atlantica since June 16, 2021, and accounted for under the equity method in these Consolidated Condensed Interim Financial Statements.

Myah Bahr Honaine, S.P.A., the project entity, is 51% owned by Geida Tlemcen, S.L., which is accounted for using the equity method in these Consolidated Condensed Interim Financial Statements. Geida Tlemcen, S.L. is 50% owned by Atlantica.

Akuo Atlantica PMGD Holding S.P.A.(“Akuo”) is the holding company of an 80 MW portfolio of solar PV assets in Chile, which is currently under construction, 49% owned by Atlantica, with joint control since November 2022 and accounted for under the equity method in these Consolidated Condensed Interim Financial Statements.Considering the delays in the execution of the project and construction costs overruns, the Company has identified an impairment triggering event of the investment made by the Company both through equity and preferred equity (loan). As a result, an impairment test has been performed which resulted in the recording of an impairment loss of $11.4 million as of September 30, 2024. The impairment has been recorded within the line “Depreciation, amortization and impairment charges” of the consolidated condensed statement of profit or loss, decreasing the amount of the investment carried under the equity method and the non-current receivables with Akuo (Note 12), for an amount of $5.3 million and $6.1 million, respectively.

The Colombian portfolio of renewable energy entities includes the following entities: Atlantica – HIC Renovables S.A.S., SJ Renovables Sun 1 S.A.S. E.S, AC Renovables Sol 1 S.A.S. E.S, SJ Renovables Wind 1 S.A.S. E., PA Renovables Sol 1 S.A.S. E.S and Atlantica Hidro Colombia S.A.S. Atlantica holds 50% of the shares and has joint control over these entities in accordance with IFRS 11, Joint arrangements.

Windlectric Inc., the project entity, is 100% owned by Amherst Island Partnership, itself 30% owned by Atlantica Yield Energy Solutions Canada Inc. (“AYES Canada”). As of September 30, 2024, AYES Canada is classified as held for sale in these Consolidated Condensed Financial Statements (Note 8).

Ecorer S.A.C. is the holding company of a portfolio of renewable energy projects in Peru, which are currently under development, 50% owned by Atlantica with joint control. The increase in the investment carried under the equity method results from the conversion to equity interests of a portion of the shareholder loan granted by Atlantica in September 2024 (Note 12).

The decrease in investments carried under the equity method as of September 30, 2024 is primarily due to the impairment of the investment in Akuo indicated above and to the decrease in the investment in Vento II as a result of the distributions received from this asset by the Company for $17.9 million, partially offset by the share of profit in Vento II for the nine-month period ended September 30, 2024 for $4.7 million.

Note 8. - Assets held for sale

Monterrey
In 2023, Atlantica´s partner in Monterrey initiated a process to sell its 70% stake in the asset and, as part of it, Atlantica intended to sell its interest as well under the same terms.

In October 30, 2023, the conditions to classify the loan granted by Atlantica to Arroyo II and the investment in Pemcorp as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations were met. As a consequence, the book value of the equity investment held by Atlantica in Pemcorp and the loan granted by Atlantica to Arroyo II, were classified as held for sale since that date for an amount of US$ 28.7 million as of December 31, 2023.

The transaction was subject to certain conditions precedent and final transaction closing occurred in April 2024. The difference between the book value of the asset held for sale at closing date, and the fair value of the consideration received, which amounts to $12.0 million, has been registered as an operating income in these Consolidated Condensed Interim Financial Statements.

Atlantica received $41.2 million of proceeds net of transaction costs in 2024 and there is an earn-out mechanism that could result in additional proceeds for Atlantica of up to approximately $7 million between 2026 and 2028.

Chile PV 1

On August 29, 2024, Atlantica and its financial partners, through the renewable platform in Chile, signed with the lenders of Chile PV 1, a binding sale´s agreement that enables the lenders to process the sale of the plant under certain conditions. At that date, the conditions to classify Chile PV 1 as a disposal group held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations were met. As a consequence, assets and liabilities of Chile PV 1 are reclassified as held for sale at their carrying amount in these Consolidated Condensed Interim Financial Statements as of September 30, 2024. Simultaneously, a restructuring of the financing agreement has been signed, which eliminates any debt service payment requirement during the sale´s process period and therefore waives the event of default of the debt for Chile PV 1 (Note 16).

AYES Canada

On September 9, 2024, the Company signed an agreement with Algonquin to sell 100% of its shares in AYES Canada, the holding company of Windlectric Inc. (Note 7), for net proceeds of $2.0 million. As a result, the conditions to classify AYES Canada as held for sale were met from that date. The receivable for the net proceeds is classified as held for sale in these Consolidated Condensed Interim Financial Statements as of September 30, 2024. The Company recorded a loss of $0.2 million as an operating expense in these Consolidated Condensed Interim Financial Statements accounting for the difference between the net proceeds amount and the carrying amount of the assets contributed by AYES Canada at the date the sale´s agreement was signed. Closing occurred and the Company received net proceeds in October 2024.

The amounts of Assets held for sale as of September 30, 2024 are as follows:

	Chile PV 1	AYES Canada	Total
		($ in thousands)
Property, plant and equipment under IAS 16	37,437		37,437
Intangible assets under IAS 38	344		344
Intangible assets under IFRS 16	129		129
Cash & cash equivalents	339		339
Other current assets	993	2,000	2,993
Total assets classified held for sale	39,242	2,000	41,242

Project debt	49,433		49,433
Lease liabilities	125		125
Other current and non-current liabilities	4,165		4,165
Total liabilities directly associated with the assets held for sale	53,723	-	53,723

Note 9. - Financial assets

The detail of non-current and current financial assets as of September 30, 2024, and December 31, 2023, is as follows:

	Balance as of September 30, 2024	Balance as of December 31, 2023
	($ in thousands)
Fair Value through OCI (Investment in Ten West Link)	11,719	11,719
Derivative assets (Note 10)	40,052	56,708
Other receivable accounts at amortized cost	63,287	68,155
Total non-current financial assets	115,058	136,582
Contracted concessional financial assets	196,419	177,407
Derivative assets (Note 10)	2,800	4,989
Other receivable accounts at amortized cost	2,774	6,490
Total current financial assets	201,993	188,886

Investment in Ten West Link is a 12.5% interest in a 114-mile transmission line in the U.S., which reached COD in June 2024.

Note 10. - Derivative financial instruments

The breakdowns of the fair value amount of the derivative financial instruments as of September 30, 2024, and December 31, 2023, are as follows:

	Balance as of September 30, 2024		Balance as of December 31, 2023
	($ in thousands)
	Assets	Liabilities	Assets	Liabilities
Interest rate cash flow hedge	41,857	32,697	60,102	29,163
Foreign exchange derivatives instruments	995	-	1,595	-
Notes conversion option (Note 15)	-	-	-	794
Total	42,852	32,697	61,697	29,957

The derivatives are primarily interest rate cash flow hedges, which are classified as non-current assets or non-current liabilities, as they hedge long-term financing agreements.

The net amount of the fair value of interest rate derivatives designated as cash flow hedges transferred to the consolidated condensed profit or loss statement is a profit of $19.6 million for the nine-month period ended September 30, 2024 (profit of $18.0 million for the nine-month period ended September 30, 2023).

The after-tax results accumulated in equity in connection with derivatives designated as cash flow hedges as of September 30, 2024, and December 31, 2023, amount to a profit of $299.8 million and $308.0 million, respectively.

Additionally, the Company has currency options with leading international financial institutions, which guarantee minimum Euro-U.S. dollar and British pounds-U.S. dollar exchange rates. The strategy of the Company is to hedge the exchange rate for the net distributions from its European assets after deducting euro-denominated interest payments and euro and British pounds-denominated general and administrative expenses. Through currency options, the strategy of the Company is to hedge 100% of its euro and British pounds-denominated net exposure for the next 12 months and 75% of its euro and British pounds-denominated net exposure for the following 12 months, on a rolling basis. Change in fair value of these foreign exchange derivatives instruments are directly recorded in the consolidated profit or loss statement.

Finally, the conversion option of the Green Exchangeable Notes issued in July 2020 (Note 15) is recorded as a derivative with a fair value (liability) of $ nil as of September 30, 2024 ($0.8 million as of December 31, 2023).

Note 11. - Fair value of financial instruments

Financial instruments measured at fair value are classified based on the nature of the inputs used for the calculation of fair value:

-	Level 1: Inputs are quoted prices in active markets for identical assets or liabilities.

-
Level 2: Fair value is measured based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

-	Level 3: Fair value is measured based on unobservable inputs for the asset or liability.

As of September 30, 2024, all the financial instruments measured at fair value correspond to derivatives and have been classified as Level 2, except for the investments held in Ten West Link, which has been classified as Level 3.

Note 12. - Related parties

The related parties of the Company are primarily Algonquin Power & Utilities Corp. (“Algonquin”) and its subsidiaries, non-controlling interest (Note 14), entities accounted for under the equity method (Note 7), as well as the Directors and the Senior Management of the Company.

Details of balances with related parties as of September 30, 2024, and December 31, 2023, are as follows:

		Receivables (current)	Receivables (non-current)	Payables (current)	Payables (non-current)
Entities accounted for under the equity method:		($ in thousands)
Amherst Island Partnership	2024	-	-	-	-
	2023	5,817	-	-	-
Arroyo Netherland II B.V (Note 8)	2024	-	-	-	-
	2023	18,448	-	-	-
Akuo Atlantica PMGD Holding S.P.A	2024	137	12,876	-	-
	2023	-	16,677	-	-
Colombian assets portfolio	2024	463	16,028	59	-
	2023	-	13,578	34	-
Ecorer S.A.C.	2024	-	1,357	-	-
	2023	-	3,043	-	-
Other	2024	14	183	-	-
	2023	21	148	-	-
Non controlling interest:

Algonquin Power Co.	2024	104	-	-	-
	2023	-	-	5,683	-
JGC Corporation	2024	-	-	-	3,954
	2023	-	-	-	4,612
Algerian Energy Company, SPA	2024	-	-	22	-
	2023	-	-	-	-
Other	2024	40	-	1,575	40
	2023	-	-	2,314	27
Other related parties:

Atlantica´s partner in Colombia	2024	642	-	-	-
	2023	918	-	-	-
Total	2024	1,400	30,444	1,656	3,994
	2023	25,204	33,446	8,031	4,639

Current receivables with Amherst Island Partnership as of December 31, 2023 included a dividend to be collected by AYES Canada for $5.8 million. A significant portion of the distributions received from Amherst Island Partnership are distributed by the Company to Algonquin Power Co. (Note 14).
Receivables with Arroyo Netherland II B.V, the holding company of Pemcorp SAPI de CV, Monterrey´s project entity, corresponded as of December 31, 2023 to the loan that was granted at acquisition date of the project that accrued an interest of SOFR plus 6.31% with maturity date on November 25, 2027. In April 2024, Atlantica sold its interests in Monterrey and the loan was repaid in full. (Note 8)

Non-current receivables primarily include a loan that accrues a fixed interest of 8.75% with Akuo Atlantica PMGD Holding S.P.A which has been partially impaired as of September 2024 for $6.1 million (Note 7) and a loan with the Colombian portfolio of renewable energy entities in which the Company has a 50% equity interest, which accrues a fixed interest of 8%.

Current payables as of December 31, 2023 primarily included the dividend to be paid by AYES Canada to Algonquin Power Co. and by Skikda and Tenes to Algerian Energy Company, SPA.

Non-current payables with JGC Corporation include a subordinated debt with Solacor 1 and Solacor 2 that accrues an interest of Euribor plus 2.5% and with maturity date in 2037.

Current receivables with the partner of the Company in Colombia include Atlantica´s pending purchase price payment to be received for the partial sale of its investment in the Colombian portfolio of renewable energy entities.

The profit and loss impact of transactions carried out by entities included in these Consolidated Condensed Interim Financial Statements with related parties, for the nine-month periods ended September 30, 2024 and 2023 has been as follows:

		Financial income	Financial expense	Operating income	Operating Expense
Entities accounted for under the equity method:		($ in thousands)
Arroyo Netherland II B.V	2024	606	-	-	-
	2023	1,346	-	-	-
Akuo Atlantica PMGD Holding	2024	1,045	-	117	(6,105)
	2023	403	-	263	-
Colombian assets portfolio	2024	274	-	14	(28)
	2023	295	-	-	-
Other	2024	-	-	7	(134)
	2023	-	-	7	(158)
Non controlling interest:

Other	2024	-	(421)	-	-
	2023	-	(432)	-	-
Total	2024	1,925	(421)	138	(6,267)
	2023	2,044	(432)	270	(158)

Note 13. - Trade and other receivables

Trade and other receivables as of September 30, 2024, and December 31, 2023, consist of the following:

	Balance as of September 30,	Balance as of December 31,
	2024	2023
	($ in thousands)
Trade receivables	242,158	213,345
Tax receivables	49,519	37,134
Prepayments	25,496	12,717
Other accounts receivable	3,632	23,287
Total	320,805	286,483

As of September 30, 2024, and December 31, 2023, the fair value of trade and other receivables accounts does not differ significantly from its carrying amount.

Note 14. - Equity

As of September 30, 2024, the share capital of the Company amounts to $11,617,028 ($11,615,905 as of December 31, 2023) represented by 116,170,284 ordinary shares (116,159,054 ordinary shares as of December 31,2023) fully subscribed and disbursed with a nominal value of $0.10 each, all in the same class and series. Each share grants one voting right.

Algonquin owns 42.2% of the shares of the Company and is its largest shareholder as of September 30, 2024. Algonquin’s voting rights and rights to appoint directors are limited to 41.5% and the difference between Algonquin´s ownership and 41.5% will vote replicating non-Algonquin’s shareholders’ vote.

The Company accounts for its existing long-term incentive plans granted to employees as equity-settled in accordance with IFRS 2, Share-based Payment when incentives are being settled in shares. In the nine-month period ended September 30, 2024, the Company issued 11,230 new shares (103,928 new shares in the nine-month period ended September 30, 2023) to its employees to settle a portion of these plans.

Atlantica´s reserves as of September 30, 2024 are made up of share premium account and capital reserves. The share premium account reduction by $200 million during the year 2024, increasing capital reserves by the same amount, was made effective upon the confirmation received on June 25, 2024 from the High Court in the UK, pursuant to the Companies Act 2006.

Other reserves primarily include the change in fair value of cash flow hedges and its tax effect.

Accumulated currency translation differences primarily include the result of translating the financial statements of subsidiaries prepared in a foreign currency into the presentation currency of the Company, the U.S. dollar.

Accumulated deficit primarily includes results attributable to Atlantica.

Non-controlling interest fully relate to interest held by JGC in Solacor 1 and Solacor 2, by Idae in Seville PV, by Itochu Corporation in Solaben 2 and Solaben 3, by Algerian Energy Company, SPA and Sacyr Agua S.L. in Skikda, by Algerian Energy Company, SPA in Tenes, by Industrial Development Corporation of South Africa (IDC) and Kaxu Community Trust in Kaxu, and by partners of the Company in the Chilean renewable energy platform in Chile PV 1, Chile PV 2 and Chile PV 3.

On February 29, 2024, the Board of Directors declared a dividend of $0.445 per share corresponding to the fourth quarter of 2023. The dividend was paid on March 22, 2024, for a total amount of $51.7 million.

On May 7, 2024, the Board of Directors declared a dividend of $0.445 per share corresponding to the first quarter of 2024. The dividend was paid on June 14, 2024, for a total amount of $51.7 million.
On July 31, 2024, the Board of Directors declared a dividend of $0.445 per share corresponding to the second quarter of 2024. The dividend was paid on September 16, 2024, for a total amount of $51.7 million.

In addition, the Company declared dividends to non-controlling interests in the nine-month period ended September 30, 2024, primarily to Algonquin (interests in Amherst through AYES Canada, see Note 7) for $8.9 million ($10.7 million in the nine-month period ended September 30, 2023). Itochu Corporation for $3.6 million ($5.1 million in the nine-month period ended September 30, 2023) and Algerian Energy Company for $8.2 million ($6.7 million in the nine-month period ended September 30, 2023).

In 2024, Chile PV 3 received an additional capital contribution of $1.2 million ($19.5 million in in the nine-month period ended September 30, 2023) from the financial partners (Non-controlling interest) through the renewable energy platform of the Company in Chile to install batteries in the asset (Note 1).

As of September 30, 2024, and December 31, 2023, there was no treasury stock and there have been no transactions with treasury stock during the period then ended.

Note 15. - Corporate debt

The breakdown of corporate debt as of September 30, 2024, and December 31, 2023, is as follows:

	Balance as of September 30,	Balance as of December 31,
	2024	2023
	($ in thousands)
Non-current	1,002,727	1,050,816
Current	201,889	34,022
Total Corporate Debt	1,204,616	1,084,838

On July 20, 2017, the Company signed a credit facility (the “2017 Credit Facility”) for up to €10.0 million ($11.1 million), which is available in euros or U.S. dollars. Amounts drawn down accrue interest at a rate per year equal to EURIBOR plus 2% or SOFR plus 2%, depending on the currency, with a floor of 0% on the EURIBOR and SOFR. On August 7, 2023, the available amount under the 2017 Credit Facility was increased to €15.0 million ($16.7 million). On August 28, 2024, the maturity was extended to July 1, 2026. As of September 30, 2024, $8.8 million has been drawn down ($9.9 million were drawn down as of December 31, 2023).

On May 10, 2018, the Company entered into the Revolving Credit Facility for $215 million with a syndicate of banks. Amounts drawn down accrue interest at a rate per year equal to (A) for Eurodollar rate loans, Term SOFR, plus a Term SOFR Adjustment equal to 0.10% per annum, plus a percentage determined by reference to the leverage ratio of the Company, ranging between 1.60% and 2.25% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. Federal funds brokers on such day plus ½ of 1.00%, (ii) the U.S. prime rate and (iii) Term SOFR plus 1.00%, in any case, plus a percentage determined by reference to the leverage ratio of the Company, ranging between 0.60% and 1.00%. Letters of credit may be issued using up to $100 million of the Revolving Credit Facility. Since then, the amount of the Revolving Credit Facility increased to $450 million. On May 30, 2023, the maturity was extended to December 31, 2025. On September 30, 2024, $115 million were drawn down ($55 million as of December 31, 2023). On September 30, 2024, the Company issued letters of credit for $34 million ($17 million were issued as of December 31, 2023) and therefore, $301 million of the Revolving Credit Facility were available ($378 million as of December 31, 2023).

On October 8, 2019, the Company filed a euro commercial paper program (the “Commercial Paper”) with the Alternative Fixed Income Market (MARF) in Spain. The program had an original maturity of twelve months and was extended for annual periods until October 2023. The program allowed Atlantica to issue notes over the next twelve months for up to €50 million ($56 million), with such notes having a tenor of up to two years. On November 21, 2023, the Company filed a new program that allows Atlantica to issue notes for up to €100 million, with such notes having a tenor of up to two years and the program maturity has been extended twelve months. As of September 30, 2024, the Company had €69.7 million ($77.6 million) issued and outstanding under the program at an average cost of 4.82% (€24.0 million, or $25.7 million, as of December 31, 2023).

On April 1, 2020, the Company closed the secured 2020 Green Private Placement for €290 million ($323 million). The private placement accrues interest at an annual 1.96% interest rate, payable quarterly and has a June 2026 maturity.

On July 8, 2020, the Company entered into the Note Issuance Facility 2020, a senior unsecured financing with a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of $156 million which is denominated in euros (€140 million). The Note Issuance Facility 2020 was issued on August 12, 2020, interest accrues at a rate per annum equal to the sum of the 3-month EURIBOR plus a margin of 5.25% with a floor of 0% for the EURIBOR, payable quarterly and has a maturity of seven years from the closing date. The Company initially entered into a cap at 0% for the EURIBOR with 3.5 years maturity and in December 2023, into a cap at 4% to hedge the variable interest rate risk with maturity on December 31, 2024.

On July 17, 2020, ASI Jersey Ltd, a subsidiary of the Company issued the Green Exchangeable Notes for $100 million in aggregate principal amount of 4.00% convertible bonds due in 2025. On July 29, 2020, the Company closed an additional $15 million aggregate principal amount of the Green Exchangeable Notes. The notes mature on July 15, 2025, and bear interest at a rate of 4.00% per annum. The initial exchange rate of the notes is 29.1070 ordinary shares per $1,000 principal amount of notes, which is equivalent to an initial exchange price of $34.36 per ordinary share. Noteholders may exchange their notes at their option at any time prior to the close of business on the scheduled trading day immediately preceding April 15, 2025, only during certain periods and upon satisfaction of certain conditions. On or after April 15, 2025, noteholders may exchange their notes at any time. Upon exchange, the notes may be settled, at the election of the Company, into Atlantica ordinary shares, cash or a combination thereof. The exchange rate is subject to adjustment upon the occurrence of certain events.

As per IAS 32, “Financial Instruments: Presentation”, the conversion option of the Green Exchangeable Notes is an embedded derivative classified within the line “Derivative liabilities” of these Consolidated Condensed Interim Financial Statements (Note 10). It was initially valued at the transaction date for $10 million, and prospective changes to its fair value are accounted for directly through the profit and loss statement. The principal element of the Green Exchangeable Notes, classified within the line “Corporate debt” of these Consolidated Condensed Interim Financial Statements, is initially valued as the difference between the consideration received from the holders of the instrument and the value of the embedded derivative, and thereafter, at amortized cost using the effective interest method as per IFRS 9, Financial Instruments.

On May 18, 2021, the Company issued the Green Senior Notes due in 2028 in an aggregate principal amount of $400 million. The notes mature on May 15, 2028, and bear interest at a rate of 4.125% per annum payable on June 15 and December 15 of each year, commencing December 15, 2021.

Since 2020, the Company entered into loans with different banks as follows:

-	a €5 million ($5.6 million) loan on December 4, 2020, which accrues interest at a rate per year equal to 2.50%. The maturity date is December 4, 2025.
-	a €5 million ($5.6 million) loan on January 31, 2022, which accrues interest at a rate per year equal to 1.90%. The maturity date is January 31, 2026.
-	a €7 million ($7.8 million) loan on February 24, 2023, which accrues interest at a rate per year equal to 4.21%. The maturity date is February 24, 2028.

The repayment schedule for the corporate debt as of September 30, 2024, is as follows:

	Remainder of 2024	Between January and September 2025	Between October and December 2025	2026	2027	2028	Total
	($ in thousands)
2017 Credit Facility	14	-	-	8,748	-	-	8,762
Revolving Credit Facility	797	-	114,718	-	-	-	115,515
Commercial Paper	45,551	32,076	-	-	-	-	77,627
2020 Green Private Placement	176	-	-	321,896	-	-	322,072
Note Issuance Facility 2020	-	-	-	-	154,068	-	154,068
Green Exchangeable Notes	-	113,346	-	-	-	-	113,346
Green Senior Notes	5,088	-	-	-	-	396,643	401,731
Other bank loans	1,868	2,973	1,842	2,308	1,657	847	11,495
Total	53,494	148,395	116,560	332,952	155,725	397,490	1,204,616

The repayment schedule for the corporate debt as of December 31, 2023, was as follows:

	2024	2025	2026	2027	2028	Total
	($ in thousands)
2017 Credit Facility	13	9,876	-	-	-	9,889
Revolving Credit Facility	261	54,427	-	-	-	54,688
Commercial Paper	25,691	-	-	-	-	25,691
2020 Green Private Placement	174	-	318,668	-	-	318,842
Note Issuance Facility 2020	-	-	-	152,356	-	152,356
Green Exchangeable Notes	2,108	110,020	-	-	-	112,128
Green Senior Notes	963	-	-	-	395,964	396,927
Other bank Loans	4,812	4,736	2,288	1,642	839	14,317
Total	34,022	179,059	320,956	153,998	396,803	1,084,838

The corporate debt agreements of the Company contain customary change of control provisions (as such term is defined in each of those agreements) or similar provisions, which may be triggered by the consummation of the Transaction Agreement (Note 1). Under the Revolving Credit Facility, a change of control, including the consummation of the Transaction Agreement, without required lenders’ consent would trigger an event of default. In the other corporate debt agreements or securities, a change of control, including the consummation of the Transaction Agreement, without the consent of the relevant required holders would trigger the obligation to make an offer to purchase the respective notes at (i) 100% of the principal amount in the case of the 2020 Green Private Placement and Green Exchangeable Notes and at (ii) 101% of the principal amount in the case of the Note Issuance Facility 2020 and the Green Senior Notes. In the case of the Green Senior Notes, such prepayment obligation would be triggered only if there is a credit rating downgrade by any of the agencies then rating the relevant notes.

Subject to the conditions set forth therein, under the Transaction Agreement, Atlantica has agreed to use commercially reasonable efforts in obtaining customary payoff letters, lien terminations and instruments of discharge necessary, or provide redemption notices, as the case may be, to be delivered at the closing of the transaction to allow for the payoff, discharge or termination in full as of the closing of the transaction of certain payoff indebtedness, including the Revolving Credit Facility, the 2020 Green Private Placement and the Note Issuance Facility 2020. The Company does not intend to prepay the Green Senior Notes at the closing of the transaction.

Note 16. - Project debt

This note shows the project debt linked to the assets included in Note 6 of these Consolidated Condensed Interim Financial Statements.

Project debt is generally used to finance contracted assets, exclusively using as guarantee the assets and cash flows of the company or group of companies carrying out the activities financed. In addition, the cash of the Company´s projects include funds held to satisfy the customary requirements of certain non-recourse debt agreements and other restricted cash for an amount of $183 million as of September 30, 2024 ($177 million as of December 31, 2023).

The breakdown of project debt for both non-current and current liabilities as of September 30, 2024, and December 31, 2023, is as follows:

	Balance as of September 30,	Balance as of December 31,
	2024	2023
	($ in thousands)
Non-current	3,852,892	3,931,873
Current	395,451	387,387
Total Project debt	4,248,343	4,319,260

The Company refinanced the Solaben 2&3 assets in March 2023, entering into two green senior euro-denominated loan agreements for the two assets with a syndicate of banks for a total amount of €198.0 million. The new project debt replaced the previous project loans for a similar amount and maturity was extended from December 2030 to June 2037.

In September 2024, PS10, PS20 and Caparacena entered into a financing agreement for the three assets. PS10 and PS20 disposed of €38.7 million and Caparacena will gradually make disposals of the loan up to €6.3 million as the construction of the asset advances.

Due to low electricity prices in Chile, the project debts of Chile PV 1 and PV 2, where the Company owns a 35% equity interest, were under an event of default as of December 31, 2023. Chile PV 1 default was waived as part of a restructuring of the debt that was signed on August 29, 2024 (Note 8), but the debt of PV 2 is still under an event of default as of September 30, 2024. When under an event of default, although the Companies do not expect an acceleration of the debts to be declared by the credit entities, the assets do not have a right to defer the settlement of the debt for at least twelve months and therefore the project debts under default, which amount to $71 million as of December 31, 2023 and $23 million as of September 30, 2024, were classified as current in these Consolidated Condensed Interim Financial Statements in accordance with International Accounting Standards 1 (“IAS 1”), “Presentation of Financial Statements”.

The repayment schedule for project debt in accordance with the financing arrangements as of September 30, 2024, is as follows and is consistent with the projected cash flows of the related projects:

Remainder of 2024
Interest payment	Nominal repayment	Between January and September 2025	Between October and December 2025	2026	2027	2028	Subsequent years	Total
($ in thousands)
53,484	147,684	175,620	155,012	358,009	506,734	471,021	2,380,779	4,248,343

The repayment schedule for project debt in accordance with the financing arrangements as of December 31, 2023, was as follows and was consistent with the projected cash flows of the related projects:

2024		2025	2026	2027	2028	Subsequent years	Total
Interest payment	Nominal repayment
15,215	305,087	325,303	352,495	499,968	464,648	2,356,544	4,319,260

Note 17. - Grants and other liabilities

Grants and other liabilities as of September 30, 2024 and December 31, 2023 are as follows:

	Balance as of September 30,	Balance as of December 31,
	2024	2023
	($ in thousands)
Grants	809,066	852,854
Other liabilities and provisions	320,175	380,954
Dismantling provision	161,232	155,279
Lease liabilities	83,495	82,366
Accruals on Spanish market prices differences	27,605	98,820
Others	47,843	44,489
Grants and other non-current liabilities	1,129,241	1,233,808

As of September 30, 2024, the amount recorded in Grants primarily corresponds to the ITC Grant awarded by the U.S. Department of the Treasury to Solana and Mojave for a total amount of $554 million ($578 million as of December 31, 2023). The amount recorded in Grants as a liability is progressively recorded as other income over the useful life of the asset.

The remaining balance of the “Grants” account corresponds to loans with interest rates below market rates for Solana and Mojave for a total amount of $253 million as of September 30, 2024 ($273 million as of December 31, 2023). Loans with the Federal Financing Bank guaranteed by the Department of Energy for these projects bear interest at a rate below market rates for these types of projects and terms. The difference between proceeds received from these loans and its fair value, is initially recorded as “Grants” in the consolidated statement of financial position, and subsequently recorded progressively in “Other operating income”.

Total amount of income for these two types of grants for Solana and Mojave is $43.6 million and $43.8 million for the nine-month periods ended September 30, 2024 and 2023, respectively (Note 19).

The “Accruals on Spanish market prices differences” corresponds to the differences that occur in each financial year between revenue from the sale of energy at the estimated price determined by the Administration in Spain in accordance with the reasonable profitability scheme determined by law, and the revenue from the sale of energy at the actual average market price in the year. These market price differences are regularized through the compensation and adjustment of the parameters which serve as a basis for calculating the regulated revenue compensation to be received from the Administration in Spain over the remaining regulatory life of the solar assets of the Company to obtain the guaranteed profitability for each solar asset. Current portion amounts to $16.1 million as of September 30, 2024 and $12.5 million as of December 31, 2023 (Note 18).

Note 18. - Trade payables and other current liabilities

Trade payables and other current liabilities as of September 30, 2024, and December 31, 2023, are as follows:

	Balance as of September 30,	Balance as of December 31,
	2024	2023
	($ in thousands)
Trade accounts payable	77,023	77,266
Accruals on Spanish market prices differences (Note 17)	16,078	12,475
Down payments from clients and other deferred income	14,625	16,905
Other accounts payable	32,976	35,067
Total	140,702	141,713

Trade accounts payable mainly relate to the operation and maintenance of the plants owned by the Company.

Nominal values of trade payables and other current liabilities are considered to be approximately equal to fair values and the effect of discounting them is not significant.

Note 19. - Other operating income and expenses

The table below shows the detail of Other operating income and expenses for the nine-month periods ended September 30, 2024, and 2023:

Other operating income	For the nine-month period ended September 30,
	2024	2023
	($ in thousands)
Grants (Note 17)	43,810	44,072
Gain on the sale of Atlantica´s equity interest in Monterrey (Note 8)	11,989	-
Gain on the sale of part of Atlantica´s interest in the Colombian portfolio	-	4,550
Insurance proceeds and other	16,767	8,780
Income from construction services for contracted concessional assets of the Company accounted for under IFRIC 12	19,050	-
Total	91,616	57,402

Other operating expenses	For the nine-month period ended September 30,
	2024	2023
	($ in thousands)
Raw materials and consumables used	(18,728)	(17,239)
Leases and fees	(10,904)	(9,792)
Operation and maintenance	(119,383)	(95,558)
Independent professional services	(27,450)	(31,343)
Supplies	(25,405)	(28,178)
Insurance	(31,600)	(31,052)
Levies and duties	(23,667)	(11,490)
Construction costs from construction services for contracted concessional assets of the Company accounted for under IFRIC 12	(19,050)	-
Other expenses	(15,756)	(13,278)
Total	(291,943)	(237,930)

Insurance proceeds and other includes in the nine-month period ended September 30, 2024, $8.5 million of insurance income related to an unscheduled outage in Kaxu further to a problem found in the turbine in 2023, and $5.0 million of rebilling of costs to the city council of Calgary for relocation works of the thermal distribution system of the district heating asset of the Company.

Income and costs from construction services correspond to the projects ATN Expansion 3, which reached commercial operation in August 2024, and ATS Expansion 1, which is currently under construction. Given that these projects are included within the scope of IFRIC 12 (intangible assets), the Company has recorded the income and the cost of construction in the consolidated statement of profit or loss.

Note 20. - Financial expense, net

The following table sets forth financial income and expenses for the nine-month periods ended September 30, 2024 and 2023:

	For the nine-month period ended September 30,
	2024	2023
Financial income	($ in thousands)
Interest income on deposits and current accounts	14,257	15,099
Interest income from loans and credits	1,923	2,046
Interest rates gains on derivatives: cash flow hedges	140	269
Total	16,320	17,414

	For the nine-month period ended September 30,
	2024	2023
Financial expense	($ in thousands)
Interest on loans and notes	(264,263)	(260,868)
Interest rates gains on derivatives: cash flow hedges	19,252	17,785
Total	(245,011)	(243,083)

Interest expense on loans and notes primarily include interest on corporate and project debt.

Gains from interest rate derivatives designated as cash flow hedges primarily correspond to transfers from equity to financial income when the hedged item impacts the consolidated statement of profit or loss.

Net exchange differences

Net exchange differences primarily correspond to realized and unrealized exchange gains and losses on transactions in foreign currencies as part of the normal course of business of the Company.

Other financial expense, net

The following table sets out Other financial income and expenses for the nine-month periods ended September 30, 2024, and 2023:

	For the nine-month period ended September 30,
	2024	2023
	($ in thousands)
Other financial income	1,836	7,836
Other financial losses	(22,155)	(19,847)
Total	(20,319)	(12,011)

Other financial income in the nine-month period ended September 30, 2024 include $0.8 million of income further to the change in the fair value of the conversion option of the Green Exchangeable Notes (Note 15) in the period ($3.8 million of income in the nine-month period ended September 30, 2023).

Other financial losses primarily include non-monetary interest expenses for updating the present value of provisions and other long-term liabilities reflecting passage of time, guarantees and letters of credit and other bank fees.

Note 21. - Income Tax

The effective tax rate for the periods presented has been established based on management’s best estimates, taking into account the tax treatment of permanent differences and tax credits.

For the nine-month period ended September 30, 2024, income tax amounted to a $28,919 thousand expense with respect to a profit before income tax of $68,077 thousand. In the nine-month period ended September 30, 2023, income tax amounted to a $11,587 thousand expense with respect to a profit before income tax of $60,483 thousand.

The effective tax rate differs from the nominal tax rate mainly due to:

-	permanent tax differences and unrecognized net operating loss carryforwards (“NOLs”) in some jurisdictions.
-
the recognition of existing NOLs in the UK, which accounts for a $13.7 million deferred tax income in the nine-month period ended September 30, 2024 further to the acquisition of UK Wind 1 and UK Wind 2 (Note 1), as the Company considers probable to utilize these NOLs against future taxable profits to be generated by these assets in the upcoming years.

Note 22. - Earnings per share

Basic earnings per share have been calculated by dividing the profit attributable to equity holders of the Company by the average number of outstanding shares.

Average number of outstanding diluted shares for the nine-month period ended September 30, 2024 have been calculated considering the potential issuance of 3,347,305 shares (3,347,305 shares for the nine-month period ended September 30, 2023) on the settlement of the Green Exchangeable Notes (Note 15) and the potential issuance of 559,878 shares (217,418 shares for the nine-month period ended September 30, 2023) under the long-term incentive plans granted to employees.

Item	For the nine-month period ended September 30,
	2024	2023
	($ in thousands)
Profit attributable to Atlantica	32,676	46,050
Average number of ordinary shares outstanding (thousands) - basic	116,161	116,149
Average number of ordinary shares outstanding (thousands) - diluted	119,971	119,717
Earnings per share for the period (U.S. dollar per share) - basic	0.28	0.40
Earnings per share for the period (U.S. dollar per share) - diluted (*)	0.28	0.40

(*) The potential ordinary shares related to the Green Exchangeable Notes and the long-term incentive plans granted to employees have not been considered in the calculation of diluted earnings per share for the nine-month periods ended September 30, 2024, and 2023, as they have an antidilutive effect.

Note 23. - Subsequent events

On November 14, 2024, the Board of Directors of Atlantica approved a dividend of $0.2225 per share. This dividend is expected to be paid on December 12, 2024, to shareholders of record as of November 29, 2024.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read together with, and is qualified in its entirety by reference to, our Consolidated Condensed Interim Financial Statements and our Annual Consolidated Financial Statements prepared in accordance with IFRS as issued by the IASB and other disclosures including the disclosures under “Part II— Item 1.A.—Risk Factors” of this quarterly report and “Part I—Item 3.D.—Risk Factors” in our Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs, which are based on assumptions we believe to be reasonable. Our actual results could differ materially from those discussed in such forward-looking statements. The results shown here are not necessarily indicative of the results expected in any future period. Please see our Annual Report for additional discussion of various factors affecting our results of operations.

Overview

We are a sustainable infrastructure company with a majority of our business in renewable energy assets. Our purpose is to support the transition towards a more sustainable world by developing, building, investing in and managing sustainable infrastructure assets, while creating long-term value for our investors and the rest of our stakeholders. In 2023, renewables represented 73% of our revenue, with solar energy representing 63%. We complement our portfolio of renewable assets with storage, efficient natural gas and transmission infrastructure assets, as enablers of the transition towards a clean energy mix. We also hold water assets, a relevant sector for sustainable development.

As of the date of this quarterly report, we own or have an interest in a portfolio of assets in operation and new projects under development diversified both in terms of business sector and geographic footprint. Our portfolio of assets in operation consists of 48 assets with 2,216 MW of aggregate renewable energy installed generation capacity (of which approximately 72% is solar), 300 MW of efficient natural gas-fired power generation capacity, 55 MWt of district heating capacity, 1,231 miles of electric transmission lines and 17.5 Mft3 per day of water desalination.

We currently own and manage operating facilities and projects under development in North America (United States, Canada and Mexico), South America (Peru, Chile, Colombia and Uruguay) and EMEA (Spain, Italy, United Kingdom, Algeria and South Africa). Our assets generally have contracted or regulated revenue. As of September 30, 2024, our assets had a weighted average remaining contract life of approximately 12 years1.

We intend to grow our business through the development and construction of projects including expansion and repowering opportunities, as well as greenfield development, third-party acquisitions, and the optimization of our existing portfolio. We currently have a pipeline of assets under development of approximately 2.1 GW of renewable energy and 10.9 GWh2 of storage. Approximately 30% of the projects are PV, 58% storage, 11% wind and 1% others, while 16% of the projects are expected to reach ready to build (“Rtb”) in 2024 or 2025, 16% are in an advanced development stage and 68% are in early stage.

Recent Developments

Transaction Approval by Atlantica’s Shareholders

On May 27, 2024, Atlantica entered into the Transaction Agreement with Bidco pursuant to which Bidco agreed to acquire 100% of the shares of Atlantica for $22 per share in cash, subject to the terms of the Transaction Agreement. Bidco is controlled by funds managed by Energy Capital Partners and includes a large group of institutional co-investors. The Transaction is to be completed pursuant to a scheme of arrangement under the Companies Act 2006 of the UK.

[1]	Calculated as weighted average years remaining as of September 30, 2024 based on CAFD estimates as of March 1, 2024 for the 2024-2027 period.
[2]
Only includes projects estimated to be ready to build before or in 2030 of approximately 5.0 GW, 2.1 GW of renewable energy and 2.9 GW of storage (equivalent to 10.9 GWh). Capacity measured by multiplying the size of each project by Atlantica’s ownership. Potential expansions of transmission lines not included.

All regulatory approvals required in connection with Transaction (including clearance by the Committee on Foreign Investment in the United States and by the Federal Energy Regulatory Commission in the United States) have been received. The Acquisition is still subject to sanction of the transaction by the High Court of Justice of England and Wales (the “Court”). As previously announced, due to the limited availability of court dates and the mutual desire of the parties to effect an orderly closing of the Transaction, the parties agreed a date for the hearing of the Court to sanction the Transaction on December 10, 2024. Closing is expected to take place two business days later, on December 12, 2024. In connection with the scheduling of the closing, Atlantica and ECP agreed on a maximum final cash dividend. Upon the completion of the Acquisition, Atlantica will become a privately held company and its shares will no longer be listed on any public market.

Sale of Monterrey and Amherst Island

In April 2024, an entity where we hold 30% equity interest closed the sale of Monterrey as planned. We have received $41.2 million for this sale. In addition, there is an earn-out mechanism that could result in additional proceeds for Atlantica of up to $7 million between 2026 and 2028.

In addition, on October 22, 2024, AYES International UK Limited, a wholly-owned subsidiary of Atlantica, closed the sale of its 100% interest in Atlantica Yield Energy Solutions Canada Inc. to Algonquin for $2 million.

Assets that Entered Operation

In May 2022, we agreed to develop and construct Honda 1 and Honda 2, two PV assets in Colombia with a combined capacity of 20 MW where we have a 50% ownership. Each plant has a 7-year PPA with Enel Colombia. Honda 1 entered in operation in December 2023 and Honda 2 entered operation in July 2024.

In July 2022, we closed a 17-year transmission service agreement denominated in U.S. dollars that allowed us to build a substation and a 2.4-mile transmission line connected to our ATN transmission line serving a new mine in Peru (ATN Expansion 3). ATN Expansion 3 reached commercial operation in August 2024. Our investment was approximately $12 million.

Dividend

On November 14, 2024, the Board of Directors of Atlantica approved a dividend of $0.2225 per share. This dividend is expected to be paid on December 12, 2024, to shareholders of record as of November 29, 2024.

Recent Investments

•
In April 2024, we acquired the Imperial project from Algonquin, a 100 MW PV + storage (4 hours) project in Southern California. On May 6, 2024, the project entered into a 15-year PPA with an investment grade Community Choice Aggregator as off-taker. Total investment is expected to be within the range of $320 million to $340 million, mostly in 2025 and 2026. Imperial is a contracted project that we expect will benefit from synergies with our existing assets in California.

•
On March 22, 2024, we closed the acquisition of a 100% equity interest stake in two wind assets with a combined installed capacity of 32 MW in Scotland, UK. The assets are regulated under the UK green attribute regulation and are granted renewables obligation certificates until 2031 on average[3]. Our investment was approximately $66 million and the assets currently do not have any project debt. These are Atlantica’s first operating assets in the UK, and we expect that our return from these assets will be enhanced by the use of our existing net operating loss carryforwards (“NOLs”) in the UK in the upcoming years. In the first nine months of 2024, we recorded a $14 million deferred tax income in connection with this acquisition, as we consider probable to utilize the existing NOLs in the UK against future taxable profits to be generated by these assets in the upcoming years (see Note 21 to our Consolidated Condensed Interim Financial Statements).

[3]	Calculated as the weighted average regulated years remaining as of September 30, 2024 based on CAFD estimates for both assets for the 2024-2027 period.

UK Wind 1 and 2

Overview. UK Wind 1 and 2 are two onshore wind farms with a combined capacity of 32 MW wholly owned by us, located in the UK. The assets reached COD in November 2012 and between May 2003 and June 2007, respectively.

Regulated revenue. Revenue is regulated under the UK green attribute regulation, being granted Renewables Obligation Certificates (“ROCs”) until 2033 and 2027, respectively, and Renewable Energy Guarantees of Origin (“REGOs”) until the end of the useful life of the assets, in addition to selling its production to the UK power market. ROCs and REGOs are issued for each MWh of electricity generated.

O&M. The O&M services are performed by a third party for both assets.

Assets Under Construction

We currently have the following assets under construction:
Asset	Type	Location	Capacity (gross)(1)	Expected COD	Expected Investment(2) ($ million)	Off-taker
Coso Batteries 1	Battery Storage	California, US	100 MWh	2025	40-50	Investment grade utility
Coso Batteries 2	Battery Storage	California, US	80 MWh	2025	35-45	Investment grade utility
Chile PMGD(3)	Solar PV	Chile	53 MW	2024- 2025	33(6)	Regulated
Chile PV 3 Expansion(5)	Battery Storage	Chile	142 MWh	2024	14-15	Emoac
ATS Expansion 1	Transmission Line	Peru	n.a. (substation)	2025	31	Republic of Peru
Apulo 1(4)	Solar PV	Colombia	10 MW	2024	5.5	-
Caparacena	Solar PV	Spain	22 MW	2026	10-12	Electricity distribution company

Notes:
(1)	Includes nominal capacity on a 100% basis, not considering Atlantica’s ownership.
(2)	Corresponds to the expected investment by Atlantica.
(3)	Atlantica owns 49% of the shares, with joint control, in Chile PMGD. Atlantica’s economic rights are expected to be approximately 70%.
(4)	Atlantica owns 50% of the shares in Apulo 1.
(5)	Atlantica owns 35% of Chile PV 3 through the renewable energy platform of the Company in Chile.
(6)	Corresponds to Atlantica's expected investment for the total 80 MW Chile PMGD portfolio, of which 27 MW are already in operation.

•
Coso Batteries 1 is a standalone battery storage project of 100 MWh (4 hours) capacity located inside Coso, our geothermal asset in California. Additionally, Coso Batteries 2 is a standalone battery storage project with 80 MWh (4 hours) capacity also located inside Coso. Our investment is expected to be in the range of $40 million to $50 million for Coso Batteries 1, and in the range of $35 million to $45 million for Coso Batteries 2. Both projects were fully developed in-house and are now under construction. We have closed a contract with Tesla for the procurement of the batteries. COD is expected in 2025 for both projects.

In October 2023, we entered into two 15-year tolling agreements (PPAs) with an investment grade utility for Coso Batteries 1 and Coso Batteries 2. Under each of the tolling agreements, Coso Batteries 1 and 2 will receive fixed monthly payments adjusted by the financial settlement of CAISO’s Day-Ahead market. In addition, we expect to obtain revenue from ancillary services in each of the assets.

•
In November 2022, we closed the acquisition of a 49% interest, with joint control, in an 80 MW portfolio of solar PV projects in Chile which is currently under construction (Chile PMGD). Our economic rights are expected to be approximately 70%. Total investment in equity and preferred equity is expected to be approximately $33 million and COD is expected to be progressive in 2024 and 2025. As of the date of this report 26.7 MW entered in operation, the remaining 53.3 MW are still under construction. Revenue for these assets is regulated under the Small Distributed Generation Means Regulation Regime (“PMGD”) for projects with a capacity equal or lower than 9 MW which allows to sell electricity at a stabilized price. We are experiencing some delays and cost overruns in the construction in some assets. As a result, we have recorded an impairment loss of $11.4 million as of September 30, 2024 (see “Factors Affecting the Comparability of Our Results of Operations”).

•
In July 2023, as part of the New Transmission Plan Update in Peru, the Ministry of Energy and Mines published the Ministerial Resolution that enables to start construction of our ATS Expansion 1 project, consisting of the reinforcement of two existing substations with new equipment. The expansion will be part of our existing concession contract, a 30-year contract with a fixed-price tariff base denominated in U.S. dollars adjusted annually in accordance with the U.S. Finished Goods Less Foods and Energy Index as published by the U.S. Department of Labor. Given that the concession ends in 2044, we will be compensated with a one-time payment for the remaining 9 years of concession. The expansion is expected to enter in operation in 2025 and the investment is expected to be approximately $31 million.

•
In April 2024, Chile PV 3 signed a 10-year PPA covering part of the production of the PV plant in operation and the 142 MWh battery storage expansion under construction. Under the PPA, the asset is expected to sell the electricity at a fixed price per MWh denominated in U.S. dollars and indexed to the US CPI. The PPA benefits from a higher price, given that the electricity is delivered during the night. Our investment is expected to be between $14 million and $15 million and COD is expected in 2024. Atlantica owns 35% of Chile PV 3 through the renewable energy platform of the Company in Chile.

•
In May 2024, we entered into a 10-year PPA for Caparacena, which is a 27.5 MWDC/22 MWAC project in Spain. Investment is expected to be between $10 million and $12 million, with COD expected in early 2026.

Late Stage Contracted Projects

•
In February 2024, we entered into a 15-year PPA with an investment grade utility for Overnight. Overnight is a 150 MW PV project located in California. Under the PPA, Overnight is set to receive a fixed price per MWh, with no basis risk. The project is currently in an advanced development stage. Total investment is anticipated to be within the range of $165 million to $185 million mostly in 2025 and 2026. On October 10, 2024, we entered into a 15-year tolling agreement (PPA) with an investment grade utility for a second phase of the project that includes 600 MWh of storage (4 hours). Total investment is expected to be within the range of $240 million to $250 million mostly in 2025 and 2026. Under the tolling agreement, Overnight will receive fixed monthly payments adjusted by the financial settlement of CAISO’s Day-Ahead market. In addition, we expect to obtain revenue from ancillary services.

•
In April 2024, we acquired the Imperial project from Algonquin, a 100 MW PV + storage (4 hours) project in Southern California. On May 6, 2024, the project entered into a 15-year PPA with an investment grade Community Choice Aggregator as off-taker. Total investment is expected to be within the range of $320 million to $340 million, mostly in 2025 and 2026. Imperial is a well contracted project that we expect will benefit from synergies with our existing assets in California.

Factors Affecting the Comparability of Our Results of Operations

Investments

The results of operations of UK Wind 1 and UK Wind 2 have been fully consolidated since we acquired these assets in March 2024. The results of operations of Tierra Linda and La Tolua have been fully consolidated since these assets entered into operation in March 2023. For the first nine months of 2024, these assets represented $5.8 million increase in revenue and $4.7 million in Adjusted EBITDA compared to the same period in 2023.

Impairment

Considering the delays in the execution of the Chile PMGD project and construction costs overruns, we identified an impairment triggering event of the investment made by the Company. As a result, an impairment test was performed which resulted in the recording of an impairment loss of $11.4 million as of September 30, 2024 reflected in the line item “Depreciation, amortization, and impairment charges”.

In addition, IFRS 9 requires impairment provisions to be based on expected credit losses on financial assets rather than on actual credit losses. For the nine-month period ended September 30, 2024 we recorded a $6.4 million decrease in the expected credit loss impairment provision compared to a $1.1 million increase in the expected credit loss impairment provision recorded for the nine-month period ended September 30, 2023, each of which are reflected in the line item “Depreciation, amortization, and impairment charges” and were primarily related to ACT.

Electricity market prices

Total revenue in our solar assets in Spain increased by $28.0 million in the nine-month period ended September 30, 2024, compared to the same period of the previous year. In addition to regulated revenue, our solar assets in Spain receive revenue from the sale of electricity at market prices. The average electricity market price captured by our assets was approximately €33 per MWh in the first nine months of 2024 compared to approximately €70 per MWh in the first nine months of 2023. Revenue from the sale of electricity at current market prices represented $32.3 million in the first nine months of 2024, compared to $73.0 million in the first nine months of 2023. Regulated revenues are revised periodically to reflect, among other things, the difference between expected and actual market prices if the difference is higher than a pre-defined threshold and as a result, we record a provision. We decreased our provision by $72.9 million in the nine-month period ended September 30, 2024, with no cash impact on the current period, compared to a $3.9 million increase in the same period of the previous year. Revenue from the sale of electricity at market prices net of the incremental market price provision was $105.9 million for the nine-month period ended September 30, 2024, compared to $69.1 million for the nine-month period ended September 30, 2023.

In 2023 and 2024, we have calculated the provision assuming that the average market price must be corrected using the solar time of day adjustment factor (“coeficiente de apuntamiento”), as it was stated in the regulations published since 2020. This factor, which is 90% for 2024 and 2023, aims to capture the difference between the daily (24 hours) average market price and the price captured by solar assets. Although the factor is not explicitly mentioned in the regulation for 2023, we believe the last order includes a clerical error that we expect is going to be corrected.

Transaction costs

In the nine-month period ended on September 30, 2024, our operating expenses include $5.7 million costs related to the Transaction. Without these costs, Adjusted EBITDA for the nine-month period ended on September 30, 2024 would have been $663.2 million, a 5.7% increase with respect to the same period of the previous year.

Exchange rates

We refer to “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Trends Affecting Results of Operations—Exchange Rates” below.

Significant Trends Affecting Results of Operations

Investments and acquisitions

If the recently built assets and the recently closed acquisitions perform as anticipated, we expect these assets to positively impact our results of operations in 2024 and upcoming years.

Solar, wind and geothermal resources

The availability of solar, wind and geothermal resources affects the financial performance of our renewable assets, which may impact our overall financial performance. Due to the variable nature of solar, wind and geothermal resources, we cannot predict future availabilities or potential variances from expected performance levels from quarter to quarter. Based on the extent to which the solar, wind and geothermal resources are not available at expected levels, this could have a negative impact on our results of operations.

Capital markets conditions

The capital markets in general are subject to volatility that is unrelated to the operating performance of companies. Our growth strategy depends on our ability to finance investments and acquisitions, which often requires access to debt and equity financing to complete these investments and acquisitions. Fluctuations in capital markets may affect our ability to access this capital through debt or equity financings.

Exchange rates

Our presentation currency and the functional currency of most of our subsidiaries is the U.S. dollar, as most of their revenue and expenses are denominated or linked to U.S. dollars. All our companies located in North America, with the exception of Calgary, with revenue in Canadian dollars, and most of our companies in South America have their revenue and financing contracts signed in or indexed totally or partially to U.S. dollars. Our solar power plants in Europe have their revenue and expenses denominated in euros, our two wind farms in the UK are denominated in British pounds, Kaxu, our solar plant in South Africa, has its revenue and expenses denominated in South African rand, La Sierpe, La Tolua and Tierra Linda, Honda 1 and Honda 2, our solar plants in Colombia have their revenue and expenses denominated in Colombian pesos and Albisu, our solar plant in Uruguay, has its revenue denominated in Uruguayan pesos, with a maximum and a minimum price in U.S. dollars.

Project financing is typically denominated in the same currency as that of the contracted revenue agreement, which limits our exposure to foreign exchange risk. In addition, we maintain part of our corporate general and administrative expenses and part of our corporate debt in euros which creates a natural hedge for the distributions we receive from our assets in Europe. To further mitigate this exposure, our strategy is to hedge cash distributions from our assets in Europe and in the UK. We hedge the exchange rate for the net distributions in euros and British pounds (after deducting interest payments and general and administrative expenses in euros and British pounds, respectively). Through currency options, we have hedged 100% of our euro and British pound-denominated net exposure for the next 12 months and 75% of our euro and pound-denominated net exposure for the following 12 months. We expect to continue with this hedging strategy on a rolling basis.

Although we hedge cash-flows in euros and British pounds, fluctuations in the value of the euro or British pounds in relation to the U.S. dollar may affect our operating results. For example, revenue in euro or British pounds-denominated companies could decrease when translated to U.S. dollars at the average foreign exchange rate solely due to a decrease in the average foreign exchange rate, in spite of revenue in the original currency being stable. Fluctuations in the value of the South African rand and Colombian peso with respect to the U.S. dollar may also affect our operating results.

Impacts associated with fluctuations in foreign currency are discussed in more detail under “Item 3 — Quantitative and Qualitative Disclosure about Market Risk—Foreign exchange risk”.

Interest rates

We incur significant indebtedness at the corporate and asset level. The interest rate risk arises mainly from indebtedness at variable interest rates. To mitigate interest rate risk, we primarily use long-term interest rate swaps and interest rate options which, in exchange for a fee, offer protection against a rise in interest rates. As of September 30, 2024, approximately 92% of our project debt and close to 90% of our corporate debt either has fixed interest rates or has been hedged with swaps or caps. Nevertheless, our results of operations can be affected by changes in interest rates with respect to the unhedged portion of our indebtedness that bears interest at floating rates, which typically bear a spread over EURIBOR or SOFR.

Trends on electricity market prices

As previously discussed, our solar assets in Spain receive revenue from the sale of electricity at market prices in addition to regulated revenue. Regulated revenues are revised periodically to reflect the difference between expected and actual market prices if the difference is higher than a pre-defined threshold. Additionally, our assets in Italy have contracted revenues through a regulated feed-in premium in addition to merchant revenues for the energy sold to the wholesale market and our assets in the UK have a remuneration scheme which includes a regulated incentive and a market price component.

Furthermore, we currently have three assets with merchant revenues (Chile PV 1 and Chile PV 3, where we have a 35% ownership, and Lone Star II, where we have a 49% ownership) and one asset with partially contracted revenues (Chile PV 2, where we have a 35% ownership). Our exposure to merchant electricity prices represents less than 2% of our portfolio4 in terms of Adjusted EBITDA. At Lone Star II we are analyzing, together with our partner, the option to repower or recontract the asset in the context of the IRA, at a point in time to be determined.

Due to low electricity prices in Chile, the project debt of Chile PV 2 was under an event of default as of September 30, 2024. On August 29, 2024, together with our partner, we reached an agreement with the lenders of Chile PV 1 to allow them to sell the asset under certain conditions, including a minimum price. A substantial portion of the proceeds are expected to be used to partially repay the project debt. We do not expect to record an additional impairment on the value of this asset. Chile PV 1 default was waived as part of this agreement with the lenders. The debt of Chile PV 2 was still under an event of default as of September 30, 2024. Although we do not expect an acceleration of the debts to be declared by the credit entities, Chile PV 2 did not have a right to defer the settlement of the debts for at least twelve months as of September 30, 2024, and therefore the project debt was classified as current in our Consolidated Condensed Interim Financial Statements in the applicable dates, for a total amount of $23 million as of September 30, 2024. In addition, we are in preliminary discussions with the lenders of Chile PV 2, together with our partner, regarding a potential plan for Chile PV 2. The value of the net assets contributed by Chile PV 1 and 2 to the Consolidated Condensed Interim Financial Statements, excluding non-controlling interest, was negative 5.9 million as of September 30, 2024.

Key Financial Measures

We regularly review a number of financial measurements and operating metrics to evaluate our performance, measure our growth and make strategic decisions. In addition to traditional IFRS performance measures, such as total revenue, we also consider Adjusted EBITDA.

Adjusted EBITDA is calculated as profit/(loss) for the period attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interest, income tax expense, financial expense (net), depreciation, amortization and impairment charges of entities included in the Consolidated Condensed Interim Financial Statements and depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro-rata of our equity ownership).

Our management believes Adjusted EBITDA is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. Adjusted EBITDA is widely used by other companies in our industry.

[4]
Calculated as a percentage of our Adjusted EBITDA in 2023. If we included in the calculation the EBITDA of the assets recently acquired in the UK, our exposure to merchant electricity prices would also be less than 2%. This calculation does not include our assets in Spain, which are regulated and have the right to receive a “reasonable rate of return” (we refer to our Annual Report).

The non-GAAP financial measures including Adjusted EBITDA may not be comparable to other similarly titled measures of other companies and has limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or profit for the period or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Adjusted EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS GAAP.

Our revenue and Adjusted EBITDA by geography and business sector for the nine-month periods ended September 30, 2024 and 2023 are set forth in the following tables:

Revenue by geography
	Nine-month period ended September 30,
Revenue by geography	2024		2023
	$ in millions	% of revenue	$ in millions	% of revenue
North America	$372.1	40.5%	$338.7	39.4%
South America	140.8	15.3%	140.3	16.4%
EMEA	405.8	44.2%	379.6	44.2%
Total revenue	$918.7	100.0%	$858.6	100.0%

Revenue by business sector
	Nine-month period ended September 30,
Revenue by business sector	2024		2023
	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	$675.7	73.5%	$640.1	74.5%
Efficient natural gas & heat	107.3	11.7%	85.0	9.9%
Transmission lines	92.7	10.1%	91.8	10.7%
Water	43.0	4.7%	41.7	4.9%
Total revenue	$918.7	100.0%	$858.6	100.0%

Adjusted EBITDA by geography
	Nine-month period ended September 30,
Adjusted EBITDA by geography	2024		2023
	$ in millions	% of Adjusted EBITDA	$ in millions	% of Adjusted EBITDA
North America	$279.7	42.5%	$260.7	41.6%
South America	108.4	16.5%	112.1	17.9%
EMEA	269.4	41.0%	254.5	40.6%
Total Adjusted EBITDA(1)	$657.5	100.0%	$627.3	100.0%

Adjusted EBITDA by business sector
	Nine-month period ended September 30,
Adjusted EBITDA by business sector	2024		2023
	$ in millions	% of Adjusted EBITDA	$ in millions	% of Adjusted EBITDA
Renewable energy	$476.9	72.5%	$460.4	73.4%
Efficient natural gas & heat	79.5	12.1%	66.5	10.7%
Transmission lines	74.6	11.3%	73.3	11.7%
Water	26.5	4.0%	27.1	4.2%
Total Adjusted EBITDA(1)	$657.5	100.0%	$627.3	100.0%
Note:
(1)
Adjusted EBITDA is not a measure of performance under IFRS as issued by the IASB and you should not consider Adjusted EBITDA as an alternative to operating income or profits or as a measure of our operating performance, cash flows from operating, investing and financing activities or as a measure of our ability to meet our cash needs or any other measures of performance under generally accepted accounting principles. We believe that Adjusted EBITDA is a useful indicator of our ability to incur and service our indebtedness and can assist securities analysts, investors and other parties to evaluate us. Adjusted EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies. Adjusted EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results. See “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Measures”.

Reconciliation of loss for the period to Adjusted EBITDA

The following table sets forth a reconciliation of Adjusted EBITDA to our loss for the period attributable to the Company:

	Nine-month period ended September 30,
	2024	2023
	($ in millions)
Profit for the period attributable to the Company	$32.7	46.1
Profit attributable to non-controlling interests	6.5	2.8
Income tax	28.9	11.6
Financial expense, net	254.7	237.9
Depreciation, amortization and impairment charges	325.6	310.5
Depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of our equity ownership)	9.1	18.4
Adjusted EBITDA	$657.5	627.3

Reconciliation of net cash provided by operating activities to Adjusted EBITDA

The following table sets forth a reconciliation of Adjusted EBITDA to our net cash flow provided by operating activities:

	Nine-month period ended September 30,
	2024	2023
	($ in millions)
Net cash flow provided by operating activities	$311.8	333.8
Net interest/taxes paid	180.4	159.9
Variations in working capital	35.0	116.1
Non-monetary items and other	106.0	(7.8)
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates	24.3	25.3
Adjusted EBITDA	$657.5	627.3

Operational Metrics

In addition to the factors described above, we closely monitor the following key drivers of our business sectors’ performance to plan for our needs, and to adjust our expectations, financial budgets and forecasts appropriately.

•
MW in operation in the case of Renewable energy and Efficient natural gas and heat assets, miles in operation in the case of Transmission lines and Mft[3] per day in operation in the case of Water assets, are indicators which provide information about the installed capacity or size of our portfolio of assets.

•	Production measured in GWh in our Renewable energy and Efficient natural gas and heat assets provides information about the performance of these assets.

•
Availability in the case of our Efficient natural gas and heat assets, Transmission lines and Water assets also provides information on the performance of the assets. In these business segments revenues are based on availability, which is the time during which the asset was available to our client totally or partially divided by contracted availability or budgeted availability, as applicable.

Key Performance Indicators

	Volume sold and availability levels As of and for the nine-month period ended September 30,
Key performance indicator	2024	2023
Renewable energy
MW in operation(1)	2,208	2,161
GWh produced(2)	4,281	4,383
Efficient natural gas & heat
MW in operation(3)	355	398
GWh produced(4)	1,795	1,892
Availability (%)	99.6%	98.8%
Transmission lines
Miles in operation	1,231	1,229
Availability (%)	99.5%	99.9%
Water
Mft[3] in operation(1)	17.5	17.5
Availability (%)	101.9%	101.2%
Notes:
(1)
Represents total installed capacity in assets owned or consolidated for the nine-month periods ended September 30, 2024, and 2023, respectively, regardless of our percentage of ownership in each of the assets except for our unconsolidated affiliates, for which we have included their installed capacity weighted by our corresponding interest (49% for Vento and Chile PMGD and 50% for Honda 1 and Honda 2).

(2)	Includes production of our unconsolidated affiliates weighted by Atlantica’s interest. Includes curtailment in wind assets for which we receive compensation.
(3)
Includes 55 MWt corresponding to thermal capacity from Calgary District Heating. Capacity as of the nine-month period ended September 30, 2023 included 43 MW corresponding to our 30% share in Monterrey, sold in April 2024.

(4)	GWh produced includes 30% of the production from Monterrey until its sale in April 2024.

Production in the renewable business sector decreased by 2.2% in the nine-month period ended September 30, 2024, compared to the same period of the previous year, largely due to a decrease in production in our solar assets in Spain and in Kaxu.

In our solar assets in the U.S. production increased by 5.4% in the nine-month period ended September 30, 2024, compared to the same period of the previous year mainly due to higher solar resource compared to the same period in 2024 and greater availability of the storage system in Solana. On the other hand, production decreased by 11.6% at Coso during the period, mostly due to maintenance activities at some of the wells and curtailments in the first half of 2024. In our wind assets in the U.S., production increased by 4.8% mainly due to higher wind resource in the first nine months of 2024 compared to the same period of 2023.

In South America, production in our wind assets increased by 14.4% mostly due to better wind resource. Production also increased in South America due to the contribution of solar assets that have recently entered into operation. These effects were partially offset by a decrease in production at our solar assets in Chile, where we have a 35% ownership, mainly due to lower solar resource in Chile and an unscheduled outage at one of our solar assets that has already restarted operations.

In Spain, production at our solar assets decreased by 8.3% in the nine-month period ended September 30, 2024, as a result of lower solar radiation and higher curtailments compared to the same period of the previous year.

At Kaxu, production decreased by 32.7% in the nine-month period ended September 30, 2024 compared to 2023 mostly due to the impact in the first quarter of the unscheduled outage  that started at the end of September 2023, as further detailed in our Annual Report. The plant, where we have a 51% equity interest, restarted operations in mid-February 2024. Part of the damage and the business interruption was covered by our insurance policy, after a 60-day deductible.

Our efficient natural gas and heat assets, our water assets and our transmission lines, for which revenue is based on availability, continued at very high levels during the first nine months of 2024.

Results of Operations

The table below illustrates our results of operations for the nine-month periods ended September 30, 2024, and 2023.

	Nine-month period ended September 30
	2024	2023	% Changes
	($ in millions)
Revenue	$918.7	858.6	7.0%
Other operating income	91.6	57.4	59.6%
Employee benefit expenses	(85.2)	(76.1)	12.0%
Depreciation, amortization, and impairment charges	(325.5)	(310.5)	4.8%
Other operating expenses	(291.9)	(237.9)	22.7%
Operating profit	$307.7	291.5	5.6%

Financial income	16.3	17.4	(6.3)%
Financial expense	(245.0)	(243.1)	0.8%
Net exchange differences	(5.7)	(0.2)	2,750%
Other financial expense, net	(20.3)	(12.0)	69.2%
Financial expense, net	$(254.7)	(237.9)	7.1%

Share of profit of associates carried under the equity method	15.1	6.9	118.8%
Profit before income tax	$68.1	60.5	12.6%

Income tax	(28.9)	(11.6)	149.1%
Profit for the period	$39.2	48.9	(19.8)%
Profit attributable to non-controlling interests	(6.5)	(2.8)	132.1%
Profit for the period attributable to the company	$32.7	46.1	(29.1)%
Weighted average number of ordinary shares outstanding-basic	116.2	116.1
Weighted average number of ordinary shares outstanding-diluted	120.0	119.7
Basic earnings per share (U.S. dollar per share)	0.28	0.40
Diluted earnings per share (U.S. dollar per share)	0.28	0.40
Dividend paid per share(1)	1.34	1.34
Note:
(1)
On February 29, 2024, May 7, 2024 and July 31, 2024, our board of directors approved a dividend of $0.445 per share corresponding to the fourth quarter of 2023, the first quarter of 2024 and the second quarter of 2024, which were paid on March 22, 2024, June 14, 2024 and September 16, 2024, respectively. On February 28, 2023, May 4, 2023, and July 31, 2023 our board of directors approved a dividend of $0.445 per share for each of the fourth quarter of 2022, the first quarter of 2023 and the second quarter of 2023, which were paid on March 25, 2023, June 15, 2023, and September 15, 2023, respectively.

Comparison of the Nine-month Periods Ended September 30, 2024 and 2023

The significant variances or variances of the significant components of the results of operations are discussed in the following section.

Revenue

Revenue increased by 7.0% to $918.7 million for the nine-month period ended September 30, 2024, compared to $858.6 million for the nine-month period ended September 30, 2023.

In Spain, revenue increased mostly due to higher reversal of the accounting provision related to the electricity price adjustment, since these assets have regulated returns (See “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations— Factors Affecting the Comparability of Our Results of Operations”). Revenue also increased at ACT in the first nine months of 2024 compared to the same period of 2023 mostly due to higher O&M costs (see “Efficient natural gas & heat” below). In addition, revenue increased at our solar assets in the U.S. in nine-month period ended September 30, 2024, compared to the same period from the previous year due to higher electricity production as previously explained. Revenue also increased due to the assets recently consolidated. These effects were largely offset by the decrease in revenue at Kaxu due to lower production as a consequence of the unscheduled outage previously mentioned.

Other operating income

The following table sets forth our Other operating income for the nine-month periods ended September 30, 2024, and 2023:

	Nine-month period ended September 30,
Other operating income	2024	2023
	($ in millions)
Grants	$43.8	$44.1
Gain on the sale of Atlantica´s equity interest in Monterrey	12.0	-
Gain on the sale of part of Atlantica´s interest in the Colombian portfolio	-	4.6
Insurance proceeds and other	16.8	8.7
Income from construction services for contracted concessional assets of the Company accounted for under IFRIC 12	19.0	-
Total	$91.6	$57.4

“Grants” represent the financial support provided by the U.S. Department of the Treasury to Solana and Mojave and consist of an ITC cash grant and an implicit grant related to the below market interest rates of the project loans with the Federal Financing Bank. Grants were stable for the nine-month period ended September 30, 2024, compared to same period of the previous year.

For the nine-month period ended September 30, 2024, “Insurance proceeds and other” included $8.5 million of insurance proceeds related to the Kaxu unscheduled outage and $5.0 million related to costs which are entirely rebilled to the city council of Calgary in our district heating asset, corresponding to improvement works.

“Income from construction services for contracted concessional assets of the Company accounted for under IFRIC 12” is related to the construction of ATN Expansion 3, which reached commercial operation in August 2024, and ATS Expansion 1, currently under construction. Since these assets are accounted for under IFRIC 12, we are required to account for income from construction services as “Other operating income”, with the corresponding construction cost recorded within “Other operating expenses, Construction costs”.

Employee benefit expenses

Employee benefit expenses increased by 12.0% to $85.2 million for the nine-month period ended September 30, 2024, compared to $76.1 million for the nine-month period ended September 30, 2023. The increase was mainly due to the internalization of the operation and maintenance services in our solar assets in Spain at the end of March 2023.

Depreciation, amortization and impairment charges

Depreciation, amortization and impairment charges increased by 4.8% to $325.5 million for the nine-month period ended September 30, 2024, compared to $310.5 million for the nine-month period ended September 30, 2023. The increase was mainly due to an impairment of $11.4 million recorded in our Chile PMGD project and to the consolidation of assets recently acquired or which entered in operation recently. This increase was partially offset by a $6.4 million decrease in the expected credit loss impairment provision compared to a $1.1 million increase in the expected credit loss impairment provision recorded for the nine-month period ended September 30, 2023.

Other operating expenses

The following table sets forth our Other operating expenses for the nine-month periods ended September 30, 2024, and 2023:

	Nine-month period ended September 30,
Other operating expenses	2024		2023
	$ in millions	% of revenue	$ in millions	% of revenue
Raw materials and consumables used	$(18.7)	2.0%	$(17.2)	2.0%
Leases and fees	(10.9)	1.2%	(9.8)	1.1%
Operation and maintenance	(119.4)	13.0%	(95.6)	11.1%
Independent professional services	(27.4)	3.0%	(31.3)	3.6%
Supplies	(25.4)	2.8%	(28.2)	3.3%
Insurance	(31.6)	3.4%	(31.1)	3.6%
Levies and duties	(23.7)	2.6%	(11.5)	1.3%
Construction costs from construction services for contracted concessional assets of the Company accounted for under IFRIC 12	(19.0)	2.1%	-	-
Other expenses	(15.8)	1.7%	(13.3)	1.5%
Total	$(291.9)	31.8%	$(237.9)	27.7%

Other operating expenses increased by 22.7% to $291.9 million for the nine-month period ended September 30, 2024, compared to $237.9 million for the nine-month period ended September 30, 2023, mainly due to higher “Operation and maintenance” expenses, “Construction costs” and “Levies and duties” costs, as shown above.

Our operation and maintenance costs increased during the nine-month period ended September 30, 2024, compared to the same period of the previous year mainly due to higher costs at ACT. The price charged by the turbine O&M supplier for ACT is typically higher in certain quarters in anticipation of a future major overhaul. Operation and maintenance costs were also higher at Kaxu due to higher cost of repairs as a consequence of the unscheduled outage previously explained, at Coso mostly due to maintenance activities in several geothermal wells. In addition, levies and duties cost increased due to the progressive reinstatement of the electricity sales tax in Spain, which was 3.50% for the first quarter of 2024, 5.25% for the second quarter of 2024 and 7.00% for the third quarter of 2024. On the other hand, the cost of supplies decreased mostly due to lower electricity prices in our assets in Spain. Independent professional services includes $5.7 million related to the Transaction.

“Construction costs” refers to the cost of construction of ATS Expansion 1 and ATN Expansion 3.

Operating profit

As a result of the above-mentioned factors, operating profit increased by 5.6% to $307.7 million for the nine-month period ended September 30, 2024, from $291.5 million for the nine-month period ended September 30, 2023.

Financial income and financial expense

	Nine-month period ended September 30,
Financial income and financial expense	2024	2023
	($ in millions)
Financial income	$16.3	$17.4
Financial expense	(245.0)	(243.1)
Net exchange differences	(5.7)	(0.2)
Other financial expense, net	(20.3)	(12.0)
Financial expense, net	$(254.7)	$(237.9)

Financial income

The following table sets forth our Financial income for the nine-month periods ended September 30, 2024, and 2023:

	Nine-month period ended September 30,
	2024	2023
Financial income	($ in millions)
Interest income on deposits and current accounts	14.3	15.1
Interest income from loans and credits	1.9	2.0
Interest rate gains on derivatives: cash flow hedges	0.1	0.3
Total	16.3	17.4

Financial income decreased from $17.4 million for the nine-month period ended September 30, 2023, to $16.3 million for the nine-month period ended September 30, 2024. The increase in interest income due to higher remuneration of cash balances resulting from higher interest rates was mostly offset by lower average cash balances, mainly in Kaxu and at the corporate level.

Financial expense

The following table sets forth our Financial expense for the nine-month periods ended September 30, 2024, and 2023:

	Nine-month period ended September 30,
Financial expense	2024	2023
	($ in millions)
Interest on loans and notes	$(264.3)	$(260.9)
Interest rates gains derivatives: cash flow hedges	19.3	17.8
Total	$(245.0)	$(243.1)

Financial expense increased by 0.8% to $245.0 million for the nine-month period ended September 30, 2024, compared to $243.1 million for the nine-month period ended September 30, 2023.

“Interest on loans and notes” expense increased in the nine-month period ended September 30, 2024, when compared to the nine-month period ended September 30, 2023, mainly due to a higher balance drawn from our Revolving Credit Facility and higher amount outstanding under our commercial paper program, as well higher interest rates.

“Interest rate gains on derivatives: cash flow hedges”, where we record transfers from equity to the income statement when the hedged item impacts profit and loss, increased in the first nine months of 2024 compared to the same period of 2023 mainly due to an increase in gains resulting from higher interest rates, largely offsetting the increase in interest expense.

Net exchange differences

Net exchange differences increased to a $5.7 million expense in the nine-month period ended September 30, 2024, compared to a $0.2 million expense in the same period of the previous year. The decrease was mainly due to negative exchange differences in ACT in the first nine months of 2024 compared to positive exchange differences in the first nine months of 2023, mostly related to tax payments in local currency in the first nine months of 2024.

Other financial expense, net

The following table sets forth our Other financial expense, net for the nine-month periods ended September 30, 2024, and 2023:

	Nine-month period ended September 30,
Other financial expense, net	2024	2023
	($ in millions)
Other financial income	$1.8	$7.8
Other financial losses	(22.2)	(19.8)
Total	$(20.3)	$(12.0)

Other financial expense, net increased to a net expense of $20.3 million for the nine-month period ended September 30, 2024, compared to a net expense of $12.0 million for the nine-month period ended September 30, 2023.

Other financial income in the nine-month period ended September 30, 2024, primarily included $0.8 million of income corresponding to the change in the fair value of the conversion option of the Green Exchangeable Notes in the period ($3.8 million of income in the nine-month period ended September 30, 2023) and no impact from the non-monetary change in the fair value of derivatives at Kaxu, for which hedge accounting is not applied ($1.1 million in the nine-month period ended September 30, 2023). Other financial income in the nine-month period ended September 30, 2023, also included a $2.1 million one-time income related to the extension in the maturity of the Green Project Finance.

Other financial losses primarily include non-monetary interest expenses for updating the present value of provisions and other long-term liabilities reflecting passage of time, expenses for guarantees and letters of credit and other bank fees.

Share of profit of associates carried under the equity method

Share of profit of associates carried under the equity method increased to $15.1 million for the nine-month period ended September 30, 2024, compared to $6.9 million for the nine-month period ended September 30, 2023. In the nine-month period ended September 30, 2024, share of profit of associates carried under the equity method included $7.3 million corresponding to Amherst, most of which corresponds to our partner in the project and is recorded in “Profit attributable to non-controlling interest” for $7.1 million. As a result, the net profit attributable to the parent company from Amherst was limited to $0.2 million. These amounts were nil in the nine-month period ended September 30, 2023. Share of profit of associates carried under the equity method also increased due to higher profit from Honaine.

Profit before income tax

As a result of the previously mentioned factors, we reported a profit before income tax of $68.1 million for the nine-month period ended September 30, 2024, compared to a profit before income tax of $60.5 million for the nine-month period ended September 30, 2023.

Income tax

The effective tax rate for the periods presented has been established based on management’s best estimates. For the nine-month period ended September 30, 2024, income tax amounted to an expense of $28.9 million, with a profit before income tax of $68.1 million. For the nine-month period ended September 30, 2023, income tax amounted to an expense of $11.6 million, with a profit before income tax of $60.5 million. The effective tax rate differs from the nominal tax rate mainly due to the recognition of NOLs in UK, which accounts for a $13.7 million deferred tax impact in the nine-month period ended September 30, 2024. After the acquisition of UK Wind 1 and 2, we consider probable using these NOLs to offset future taxable profits to be generated by these assets in the upcoming years. The effective tax rate also differs from the nominal tax rate due to permanent tax differences and unrecognized NOLs in some jurisdictions.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests increased to $6.5 million for the nine-month period ended September 30, 2024, compared to $2.8 million for the nine-month period ended September 30, 2023. Profit attributable to non-controlling interests corresponds to the portion attributable to our partners in the assets that we consolidate (Kaxu, Skikda, Solaben 2 & 3, Solacor 1 & 2, Seville PV, Chile PV 1, Chile PV 2, Chile PV 3, Tenes and Amherst). In the nine-month period ended September 30, 2024, Profit attributable to non-controlling interest included $7.1 million corresponding to our partner in the project’s share in Amherst profit, as previously discussed in the section “Share of profit of associates carried under the equity method”. This amount was nil in the nine-month period ended September 30, 2023. Excluding Amherst, the decrease in profit attributable to non-controlling interest was mainly due to higher loss at Kaxu.

Profit attributable to the parent company

As a result of the previously mentioned factors, profit attributable to the parent company was $32.7 million for the nine-month period ended September 30, 2024, compared to a profit of $46.1 million for the nine-month period ended September 30, 2023.

Segment Reporting

We organize our business into the following three geographies where the contracted assets and concessions are located: North America, South America and EMEA. In addition, we have identified four business sectors based on the type of activity: Renewable energy, Efficient natural gas and heat, Transmission lines and Water. We report our results in accordance with both criteria.

Comparison of the Nine-month Periods Ended September 30, 2024 and 2023

Revenue and Adjusted EBITDA by geography

The following table sets forth our revenue, Adjusted EBITDA and volumes for the nine-month periods ended September 30, 2024, and 2023, by geographic region:

Revenue by geography

	Nine-month period ended September 30,
Revenue by geography	2024		2023
	$ in millions	% of revenue	$ in millions	% of revenue
North America	$372.1	40.5%	$338.7	39.4%
South America	140.8	15.3%	140.3	16.4%
EMEA	405.8	44.2%	379.6	44.2%
Total revenue	$918.7	100.0%	$858.6	100.0%

	Nine-month period ended September 30,
Adjusted EBITDA by geography	2024		2023
	$ in millions	% of Adjusted EBITDA	$ in millions	% of Adjusted EBITDA
North America	$279.7	42.5%	$260.7	41.6%
South America	108.4	16.5%	112.1	17.9%
EMEA	269.4	41.0%	254.5	40.6%
Total Adjusted EBITDA(1)	$657.5	100.0%	$627.3	100.0%
Note:
(1)
Adjusted EBITDA is not a measure of performance under IFRS as issued by the IASB and you should not consider Adjusted EBITDA as an alternative to operating income or profits or as a measure of our operating performance, cash flows from operating, investing and financing activities or as a measure of our ability to meet our cash needs or any other measures of performance under generally accepted accounting principles. We believe that Adjusted EBITDA is a useful indicator of our ability to incur and service our indebtedness and can assist securities analysts, investors and other parties to evaluate us. Adjusted EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies. Adjusted EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results. See “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Measures”.

	Volume produced/availability
	Nine-month period ended September 30,
Volume /availability by geography	2024	2023

North America (GWh) (1)	4,287	4,389
North America availability(2)	99.6%	98.8%
South America (GWh) (3)	704	696
South America availability(2)	99.5%	99.9%
EMEA (GWh)	1,086	1,190
EMEA availability	101.9%	101.2%
Note:
(1)
GWh produced includes total production in assets owned or consolidated for the nine-month periods ended September 30, 2024, and 2023, respectively, regardless of our percentage of ownership in each of the assets except for our unconsolidated affiliates, for which we have included their production weighted by our corresponding interest (49% for Vento and Chile PMGD, 50% for Honda 1 and Honda 2, and 30% for Monterrey until its sale in April 2024)

(2)	Availability includes only those assets that have revenue based on availability.
(3)	Includes curtailment production in wind assets for which we receive compensation.

North America

Revenue increased by 9.9% to $372.1 million for the nine-month period ended September 30, 2024, compared to $338.7 million for the nine-month period ended September 30, 2023, while Adjusted EBITDA increased by 7.3% to $279.7 million for the nine-month period ended September 30, 2024, compared to $260.7 million for the nine-month period ended September 30, 2023. The increase in revenue was mainly due to higher revenue at ACT (see “Efficient natural gas & heat” below) and to higher production in our solar assets in the U.S., as previously discussed. The increase in revenue was partially offset by a decrease at Coso mainly driven by lower production, as previously explained. The increase in Adjusted EBITDA was lower than the increase in revenue mostly due to higher O&M costs at ACT (see “Efficient natural gas & heat” below) and higher operation and maintenance costs at Coso, caused by the ongoing repairs previously explained. These effects were partially offset by the $12.0 million gain from the sale of our 30% stake in Monterrey.

South America

Revenue remained stable at $140.8 million for the nine-month period ended September 30, 2024, compared to $140.3 million for the nine-month period ended September 30, 2023, while Adjusted EBITDA decreased by 3.3% to $108.4 million for the nine-month period ended September 30, 2024, compared to $112.1 million for the nine-month period ended September 30, 2023. The increase in revenue in our wind assets in Uruguay was largely offset by the decrease in revenue in our solar assets in Chile. The decrease in Adjusted EBITDA was mostly due to a $4.6 million gain in the nine-month period ended September 30, 2023, related to the sale of part of Atlantica’s equity interest in our development company in Colombia.

EMEA

Revenue increased by 6.9% to $405.8 million for the nine-month period ended September 30, 2024, compared to $379.6 million for the nine-month period ended September 30, 2023 while Adjusted EBITDA increased by 5.8% to $269.4 million for the nine-month period ended September 30, 2024, compared to $254.5 million for the nine-month period ended September 30, 2023. The increase in revenue and Adjusted EBITDA was mainly due to higher revenues in Spain, as previously mentioned, and the contribution of the wind assets recently acquired in UK. The increase was partially offset by a decrease of the revenue at Kaxu due to the unscheduled outage previously mentioned.

Revenue and Adjusted EBITDA by business sector

The following table sets forth our revenue, Adjusted EBITDA and volumes for the nine-month periods ended September 30, 2024, and 2023, by business sector:

	Nine-month period ended September 30,
Revenue by business sector	2024		2023
	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	$675.7	73.5%	$640.1	74.5%
Efficient natural gas & heat	107.3	11.7%	85.0	9.9%
Transmission lines	92.7	10.1%	91.8	10.7%
Water	43.0	4.7%	41.7	4.9%
Total revenue	$918.7	100.0%	$858.6	100.0%

	Nine-month period ended September 30,
Adjusted EBITDA by business sector	2024		2023
	$ in millions	% of Adjusted EBITDA	$ in millions	% of Adjusted EBITDA
Renewable energy	$476.9	72.5%	$sni	73.4%
Efficient natural gas & heat	79.5	12.1%	66.5	10.6%
Transmission lines	74.6	11.3%	73.3	11.7%
Water	26.5	4.0%	27.1	4.3%
Total Adjusted EBITDA(1)	$657.5	100.0%	$627.3	100.0%

Note:
(1)
Adjusted EBITDA is not a measure of performance under IFRS as issued by the IASB and you should not consider Adjusted EBITDA as an alternative to operating income or profits or as a measure of our operating performance, cash flows from operating, investing and financing activities or as a measure of our ability to meet our cash needs or any other measures of performance under generally accepted accounting principles. We believe that Adjusted EBITDA is a useful indicator of our ability to incur and service our indebtedness and can assist securities analysts, investors and other parties to evaluate us. Adjusted EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies. Adjusted EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results. See “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Measures”.

Volume by business sector

	Volume produced/availability
	Nine-month period ended September 30,
Volume /availability by business sector	2024	2023
Renewable energy (GWh) (1)	4,281	4,383
Efficient natural gas & heat (GWh) (2)	1,795	1,892
Efficient natural gas & heat availability	99.6%	98.8%
Transmission availability	99.5%	99.9%
Water availability	101.9%	101.2%
Note:
(1)	Includes curtailment production in wind assets for which we receive compensation. Includes our 49% of Vento II wind portfolio production since its acquisition.
(2)	GWh produced includes 30% of the production from Monterrey until its sale in April 2024.

Renewable energy

Revenue increased by 5.6% to $675.7 million for the nine-month period ended September 30, 2024 compared to $640.1 million for the same period of the previous year. Revenue increased mainly due to higher revenues in our solar assets in Spain, in the US, and in our wind assets in South America, as previously explained, as well as due to the contribution of assets that have recently entered in operation. The increase in revenues was partially offset by a decrease at Kaxu due to the unscheduled outage, as previously discussed. Revenue also decreased at Coso and at our solar assets in Chile as previously explained.

Adjusted EBITDA increased by 3.6% to $476.9 million for the nine-month period ended September 30, 2024, compared to $460.4 million for the nine-month period ended September 30, 2023. The increase in Adjusted EBITDA was mainly due to the increase in revenues as previous explained. This increase was partially offset by the $4.6 million gain recorded in the nine-month period ended September 30, 2023 as a result of the sale of part of our equity interest in our development company in Colombia, as previously mentioned and by higher operation and maintenance costs at Coso.

Efficient natural gas & heat

Revenue increased by 26.2% to $107.3 million for the nine-month period ended September 30, 2024, compared to $85.0 million for nine-month period ended September 30, 2023, mainly due to higher revenue in the portion of the tariff related to operation and maintenance services, driven by higher operation and maintenance costs. In ACT, the price charged by the turbine O&M supplier is typically higher in certain quarters in anticipation of a future major overhaul, as was the case in the first nine months of 2024. As a result, the increase in Adjusted EBITDA in ACT was modest. The increase in Adjusted EBITDA in the Efficient natural gas & heat segment was mostly due to the $8.9 million gain from the sale of our 30% stake in Monterrey, as previously mentioned.

Transmission lines

Revenue increased by 1.0% to $92.7 million for the nine-month period ended September 30, 2024, compared to $91.8 million for the nine-month period ended September 30, 2023 and Adjusted EBITDA increased by 1.8% to $74.6 million for the nine-month period ended September 30, 2024, compared to $73.3 million for the nine-month period ended September 30, 2023. The increase in revenue and Adjusted EBITDA was mostly due to inflation indexation mechanisms.

Water

Revenue and Adjusted EBITDA remained stable at $43.0 million and 26.5 million respectively for the first nine months of 2024 compared to $41.7 million and $27.1 million respectively for the nine-month period ended September 30, 2023.

Liquidity and Capital Resources

Our principal liquidity and capital requirements consist of the following:

•	debt service requirements on our existing and future debt;
•	cash dividends to investors; and
•	investments in the development and construction of new assets and operations and acquisitions of assets (See “Recent Investments” and “Assets under Construction”).

As part of our business, depending on market conditions, we will from time to time consider opportunities to repay, redeem, repurchase or refinance our indebtedness. Changes in our operating plans, lower than anticipated sales, increased expenses, acquisitions or other events may cause us to seek additional debt or equity financing in future periods. There can be no guarantee that financing will be available on acceptable terms or at all. Debt financing, if available, could impose additional cash payment obligations and additional covenants and operating restrictions. In addition, any of the items discussed in detail under “Part I—Item 3.D.—Risk Factors” in our Annual Report and other factors may also significantly impact our liquidity.

Liquidity position

	As of September 30, 2024	As of December 31, 2023
	($ in millions)
Corporate Liquidity
Cash and cash equivalents at Atlantica Sustainable Infrastructure, plc, excluding subsidiaries	$19.0	$33.0
Revolving Credit Facility availability	301.3	378.1
Total Corporate Liquidity(1)	$320.3	$411.1
Liquidity at project companies
Restricted Cash	183.1	177.0
Non-restricted cash	232.5	238.3
Total cash at project companies	$415.6	$415.3
Note:
(1)	Corporate Liquidity means cash and cash equivalents held at Atlantica Sustainable Infrastructure plc as of September 30, 2024, and available revolver capacity as of September 30, 2024.

As of September 30, 2024, we had $115.0 million of borrowings under the Revolving Credit Facility and $33.7 million of letters of credit outstanding, therefore $301.3 million was available. As of December 31, 2023, we had $55 million of borrowings and $16.9 million of letters of credit outstanding and $378.1 million was available under our Revolving Credit Facility.

Cash at the project level includes $183.1 million and $177.0 million restricted cash balances as of September 30, 2024 and December 31, 2023, respectively. Restricted cash consists primarily of funds required to meet the requirements of certain project debt arrangements.

Non-restricted cash at project companies includes among others, the cash that is required for day-to-day management of the companies, as well as amounts that are earmarked to be used for debt service in the future.

Management believes that the Company’s liquidity position, cash flows from operations and availability under its Revolving Credit Facility will be adequate to meet the Company’s working capital requirements, financial commitments and debt obligations; growth, operating and maintenance capital expenditures; and dividend distributions to shareholders. Management continues to regularly monitor the Company’s ability to finance the needs of its operating, financing and investing activities within the guidelines of prudent balance sheet management.

Credit ratings

Credit rating agencies rate us and part of our debt securities. These ratings are used by the debt markets to evaluate our credit risk. Ratings influence the price paid to issue new debt securities as they indicate to the market our ability to pay principal, interest and dividends.

On October 23, 2024, Bidco priced its 6.375% green senior notes due 2032 in aggregate principal amount of $745 million, and 5.625% green senior notes due 2032 in aggregate principal amount of €500 million. In connection with the foregoing, S&P and Fitch downgraded Atlantica’s rating to BB-, in both cases, based on the new capital structure of Atlantica proposed by Energy Capital Partners, the parent of Bidco, in connection with its proposed acquisition of Atlantica (the “Acquisition”). Such capital structure will only materialize after the closing of the Acquisition, if any. Fitch mentioned that it expects to reassess Atlantica’s credit rating if the Acquisition does not close. The following table summarizes our credit ratings as of September 30, 2024.

	S&P	Fitch
Atlantica Sustainable Infrastructure Corporate Rating	BB-	BB-
Senior Secured Debt	BB+	BB+
2020 Green Private Placement	BBB-	-
Senior Unsecured Debt	BB-	BB-

Sources of liquidity

We expect our ongoing sources of liquidity to include cash on hand, cash generated from our operations, project debt arrangements, tax equity investments, corporate debt and the issuance of additional equity securities, as appropriate, and given market conditions. Our financing agreements consist mainly of the project-level financing for our various assets and our corporate debt financings, including our Green Exchangeable Notes, the Note Issuance Facility 2020, the 2020 Green Private Placement, the Green Senior Notes, the Revolving Credit Facility, other credit lines and our commercial paper program.
		As of September 30, 2024	As of December 31, 2023
	Maturity	($ in millions)
Revolving Credit Facility	2025	$114.7	54.4
Other Facilities(1)	2024-2028	104.9	53.3
Green Exchangeable Notes	2025	112.4	110.0
2020 Green Private Placement	2026	321.9	318.7
Note Issuance Facility 2020	2027	154.1	152.4
Green Senior Notes	2028	396.6	396.0
Total Corporate Debt(2)		$1,204.6	1,084.8
Total Project Debt		$4,248.3	4,319.3
Note:
(1)	Other facilities include the commercial paper program, accrued interest payable and other debts.
(2)	Accounting amounts may differ from notional amounts.

In the nine-month period ended September 30, 2024, project debt decreased by $71.0 million mainly due to scheduled repayments of our project debt for $160.2 million, which was partially offset by interest accrued and not paid during the first nine months of 2024 for $65.7 million and to foreign exchange translation differences for $27.7 million, mostly caused by the appreciation of the Euro and the Rand against the U.S. dollar.

A)	Corporate debt agreements

Green Senior Notes

On May 18, 2021, we issued the Green Senior Notes with an aggregate principal amount of $400 million due in 2028. The Green Senior Notes bear interest at a rate of 4.125% per year, payable on June 15 and December 15 of each year, and will mature on June 15, 2028.

The Green Senior Notes were issued pursuant to an Indenture, dated May 18, 2021, by and among Atlantica as issuer, Atlantica Peru S.A., ACT Holding, S.A. de C.V., Atlantica Infraestructura Sostenible, S.L.U., Atlantica Investments Limited, Atlantica Newco Limited, Atlantica North America LLC, as guarantors, BNY Mellon Corporate Trustee Services Limited, as trustee, The Bank of New York Mellon, London Branch, as paying agent, and The Bank of New York Mellon SA/NV, Dublin Branch, as registrar and transfer agent.

Our obligations under the Green Senior Notes rank equal in right of payment with our outstanding obligations under the Revolving Credit Facility, the 2020 Green Private Placement, the Note Issuance Facility 2020 and the Green Exchangeable Notes.

Under the Green Senior Notes a change of control, including the consummation of the Transaction, without the consent of the relevant required holders would trigger the obligation to make an offer to purchase the respective notes 101% of the principal amount. Such prepayment obligation would be triggered only if there is a credit rating downgrade by any of the agencies then rating the relevant notes. We intend to provide a security interest in certain collateral that will be shared with certain new revolving credit facility that will be entered into by the Issuer. The current BB+ rating of these notes assumes that the guarantees will be provided and that the Green Senior Notes will become secured. In this case, we do not expect to prepay the Green Senior Notes until maturity.

Green Exchangeable Notes

On July 17, 2020, we issued 4.00% Green Exchangeable Notes amounting to an aggregate principal amount of $100 million due in 2025. On July 29, 2020, we issued an additional $15 million aggregate principal amount in Green Exchangeable Notes. The Green Exchangeable Notes are the senior unsecured obligations of Atlantica Jersey, a wholly owned subsidiary of Atlantica, and fully and unconditionally guaranteed by Atlantica on a senior, unsecured basis. The notes mature on July 15, 2025, unless they are repurchased or redeemed earlier by Atlantica or exchanged, and bear interest at a rate of 4.00% per annum.

Noteholders may exchange all or any portion of their notes at their option at any time prior to the close of business on the scheduled trading day immediately preceding April 15, 2025, only during certain periods and upon satisfaction of certain conditions. Noteholders may exchange all or any portion of their notes during any calendar quarter if the last reported sale price of Atlantica’s ordinary shares for at least 20 trading days during a period of 30 consecutive trading days, ending on the last trading day of the immediately preceding calendar quarter is greater than 120% of the exchange price on each applicable trading day. On or after April 15, 2025, until the close of business on the second scheduled trading day immediately preceding the maturity date thereof, noteholders may exchange any of their notes at any time, at the option of the noteholder. Upon exchange, the notes may be settled, at our election, into Atlantica ordinary shares, cash or a combination of both. The initial exchange rate of the notes is 29.1070 ordinary shares per $1,000 of the principal amount of notes (which is equivalent to an initial exchange price of $34.36 per ordinary share). The exchange rate is subject to adjustment upon the occurrence of certain events.

Our obligations under the Green Exchangeable Notes rank equal in right of payment with our outstanding obligations under the Revolving Credit Facility, the 2020 Green Private Placement, the Note Issuance Facility 2020 and the Green Senior Notes.

Note Issuance Facility 2020

On July 8, 2020, we entered into the Note Issuance Facility 2020, a senior unsecured euro-denominated financing with a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of €140 million ($156 million). The notes under the Note Issuance Facility 2020 were issued on August 12, 2020, and are due on August 12, 2027. Interest accrues at a rate per annum equal to the sum of the three-month EURIBOR plus a margin of 5.25% with a floor of 0% for the EURIBOR. We had a cap at 0% for the EURIBOR with 3.5 years maturity and in December 2023, we entered into a cap at 4% to hedge the variable interest rate risk with maturity on December 31, 2024.

Our obligations under the Note Issuance Facility 2020 rank equal in right of payment with our outstanding obligations under the Revolving Credit Facility, the 2020 Green Private Placement, the Green Exchangeable Notes and the Green Senior Notes. The notes issued under the Note Issuance Facility 2020 are guaranteed on a senior unsecured basis by our subsidiaries Atlantica Infraestructura Sostenible, S.L.U., Atlantica Peru, S.A., ACT Holding, S.A. de C.V., Atlantica Investments Limited, Atlantica Newco Limited and Atlantica North America LLC.

2020 Green Private Placement

On March 20, 2020, we entered into a senior secured note purchase agreement with a group of institutional investors as purchasers providing for the 2020 Green Private Placement. The transaction closed on April 1, 2020, and we issued notes for a total principal amount of €290 million ($323 million), maturing on June 20, 2026. Interest accrues at a rate per annum equal to 1.96%. If at any time the rating of these senior secured notes is below investment grade, the interest rate thereon would increase by 100 basis points until such notes are again rated investment grade.

Our obligations under the 2020 Green Private Placement rank equal in right of payment with our outstanding obligations under the Revolving Credit Facility, the Note Issuance Facility 2020 and the Green Senior Notes. Our payment obligations under the 2020 Green Private Placement are guaranteed on a senior secured basis by our subsidiaries Atlantica Infraestructura Sostenible, S.L.U., Atlantica Peru, S.A., ACT Holding, S.A. de C.V., Atlantica Investments Limited, Atlantica Newco Limited and Atlantica North America LLC. The 2020 Green Private Placement is also secured with a pledge over the shares of the subsidiary guarantors, the collateral of which is shared with the lenders under the Revolving Credit Facility.

Revolving Credit Facility

On May 10, 2018, we entered into a $215 million Revolving Credit Facility with a syndicate of banks. The Revolving Credit Facility was increased by $85 million to $300 million on January 25, 2019, and was further increased by $125 million (to a total limit of $425 million) on August 2, 2019. On March 1, 2021, this facility was further increased by $25 million (to a total limit of $450 million). On May 30, 2023, the maturity of the Revolving Credit Facility was extended to December 31, 2025. Under the Revolving Credit Facility, we are also able to request the issuance of letters of credit, which are subject to a sublimit of $100 million that are included in the aggregate commitments available under the Revolving Credit Facility.

Loans under the Revolving Credit Facility accrue interest at a rate per annum equal to: (A) for Eurodollar rate loans, Term SOFR, plus a Term SOFR Adjustment equal to 0.10% per annum, plus a percentage determined by reference to our leverage ratio, ranging between 1.60% and 2.25% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. federal funds brokers on such day plus ½ of 1.00%, (ii) the prime rate of the administrative agent under the Revolving Credit Facility and (iii) Term SOFR plus 1.00%, in any case, plus a percentage determined by reference to our leverage ratio, ranging between 0.60% and 1.00%.

Our obligations under the Revolving Credit Facility rank equal in right of payment with our outstanding obligations under the 2020 Green Private Placement, the Note Issuance Facility 2020, the Green Exchangeable Notes and the Green Senior Notes. Our payment obligations under the Revolving Credit Facility are guaranteed on a senior secured basis by Atlantica Infraestructura Sostenible, S.L.U., Atlantica Peru, S.A., ACT Holding, S.A. de C.V., Atlantica Investments Limited, Atlantica Newco Limited and Atlantica North America LLC. The Revolving Credit Facility is also secured with a pledge over the shares of the subsidiary guarantors, the collateral of which is shared with the holders of the notes issued under the 2020 Green Private Placement.

Other Credit Lines

In July 2017, we signed a line of credit with a bank for up to €10.0 million ($11.1 million) which was available in euros or U.S. dollars. Amounts drawn accrue interest at a rate per annum equal to the sum of the three-month EURIBOR or SOFR, plus a margin of 2%, with a floor of 0% for the EURIBOR or SOFR. On August 7, 2023, the limit was increased to €15 million ($16.7 million) and the maturity was extended until July 2025. On August 28, 2024, the maturity was extended to July 2026. As of September 30, 2024, we had $8.8 million of borrowings under this line of credit.

In December 2020 and January 2022, we also entered into two different loans with banks for €5 million ($5.6 million) each. The maturity dates are December 4, 2025 and January 31, 2026, respectively, and such loans accrue interest at a rate per annum equal to 2.50% and 1.90%, respectively. Furthermore, in February 2023, we entered into a loan with a bank for €7 million ($7.8 million) with maturity in February 2028 accrues interest at a rate per annum equal to 4.2%.

Commercial Paper Program

On November 21, 2023, we filed a euro commercial paper program with the Alternative Fixed Income Market (MARF) in Spain. The program has a maturity of twelve months and the Company's intends to renew it. The program allows Atlantica to issue short term notes for up to €100 million, with such notes having a tenor of up to two years. As of September 30, 2024, we had €69.7 million ($77.6 million) issued and outstanding under the Commercial Paper Program at an average cost of 4.82% maturing on or before September 2025 (€24.0 million, or $25.7 million, outstanding as of December 31, 2023).

Covenants, restrictions and events of default

The Note Issuance Facility 2020, the 2020 Green Private Placement, the Green Senior Notes and the Revolving Credit Facility contain covenants that limit certain of our and the guarantors’ activities. The Note Issuance Facility 2020, the 2020 Green Private Placement and the Green Exchangeable Notes also contain customary events of default, including a cross-default with respect to our indebtedness, indebtedness of the guarantors thereunder and indebtedness of our material non-recourse subsidiaries (project-subsidiaries) representing more than 25% of our cash available for distribution distributed in the previous four fiscal quarters, which in excess of certain thresholds could trigger a default. Additionally, under the 2020 Green Private Placement, the Revolving Credit Facility and the Note Issuance Facility 2020 we are required to comply with a leverage ratio of our corporate indebtedness excluding non-recourse project debt to our cash available for distribution of 5.00:1.00 (which may be increased under certain conditions to 5.50:1.00 for a limited period in the event we consummate certain acquisitions). In September 2024 we obtained a waiver from the lenders in the 2020 Green Private Placement allowing to increase our leverage ratio of our corporate indebtedness excluding non-recourse project debt to our cash available for distribution to 5.50:1.00 in September and December 2024.

Furthermore, our corporate debt agreements contain customary change of control provisions (as such term is defined in each of those agreements) or similar provisions, which may be triggered by the consummation of the Transaction. Under the Revolving Credit Facility, a change of control, including the consummation of the Transaction, without required lenders’ consent would trigger an event of default. In the other corporate debt agreements or securities, a change of control, including the consummation of the Transaction, without the consent of the relevant required holders would trigger the obligation to make an offer to purchase the respective notes at (i) 100% of the principal amount in the case of the 2020 Green Private Placement and Green Exchangeable Notes and at (ii) 101% of the principal amount in the case of the Note Issuance Facility 2020 and the Green Senior Notes. In the case of the Green Senior Notes, such prepayment obligation would be triggered only if there is a credit rating downgrade by any of the agencies then rating the relevant notes.

Subject to the conditions set forth therein, under the Transaction Agreement, Atlantica has agreed to use commercially reasonable efforts in obtaining customary payoff letters, lien terminations and instruments of discharge necessary, or provide redemption notices, as the case may be, to be delivered at the closing of the Transaction to allow for the payoff, discharge or termination in full as of the closing of the Transaction of certain payoff indebtedness, including the Revolving Credit Facility, the 2020 Green Private Placement and the Note Issuance Facility 2020. As previously disclosed, we do not intend to prepay our Green Senior Notes at the closing of the Transaction.

See “Item 5.B–Liquidity and Capital Resources—Financing Arrangements” in our Annual Report for further detail on the rest of our financing arrangements.

B) Project debt refinancing

Project Financing of PS 10, PS 20 and Caparacena

On September 26, 2024 we entered into a euro-denominated senior loan agreement for PS 10 & 20 and Caparacena, our PV asset under construction in Spain with COD expected in 2026, with a local bank for a total amount of €45.0 million. The loan principal is €12.0 million for PS 10, with maturity in December 2030, €26.7 million for PS 20, with maturity in December 2033, and €6.3 million for Caparacena, with maturity in December 2041. The principal for Caparacena has not yet been disbursed and will be gradually disbursed as the construction of the asset advances. The interest on the loans for PS 10 & 20 accrues at a rate per annum equal to the sum of six-month EURIBOR plus a margin of 1.55% between 2024 and December 2029 and 1.65% from January 2030 onwards. The interest on the loan for Caparacena accrues at a rate per annum equal to the sum of six-month EURIBOR plus a margin of 1.65% from first utilization date until December 2033 and 2.50% from January 2034 onwards.

The principal is 100% hedged for the life of the loan, 70% through a swap with a strike between 2.38% and 2.54% and 30% through a cap at 2.60% strike. In the case of Caparacena and only for the construction period, the principal is 100% hedged through a cap at 2.60% strike.

As in previous financings, for the tranches corresponding to PS 10 and PS 20, the financing agreement also includes a mechanism under which, in the case that electricity market prices are above certain levels defined in the contract, a reserve account should be established and funded on a six-month rolling basis for the additional revenue arising from the difference between actual prices and prices defined in the agreement. Under certain conditions, such amounts, if any, should be used for early prepayments upon regulatory parameters changes.

The financing arrangements permit cash distributions to shareholders semi-annually based on a debt service coverage ratio of at least 1.10x until December 2033 and 1.20x from January 2034 onwards.

C)	Asset Sales

In April 2024, an entity where we hold 30% equity interest closed the sale of Monterrey as planned. We have received $41.2 million for this sale. In addition, there is an earn-out mechanism that could result in additional proceeds for Atlantica of up to $7 million between 2026 and 2028.

In addition, on October 22, 2024, AYES International UK Limited, a wholly-owned subsidiary of Atlantica, closed the sale of its 100% interest in Atlantica Yield Energy Solutions Canada Inc. to Algonquin. We have received $2 million for this sale.

Uses of liquidity and capital requirements

A)	Debt Service

The principal payments of debt as of September 30, 2024, are detailed in Notes 15 and 16 to our Consolidated Condensed Interim Financial Statements.

B)	Contractual obligations

In addition to the principal repayment debt obligations detailed above, we have other contractual obligations to make future payments. The material obligations consist of interest related to our project debt and corporate debt and agreements in which we enter in the normal course of business. We refer to our Annual Report for further detail.

C)	Cash dividends to investors

Until closing of the Transaction, we intend to distribute a significant portion of our cash available for distribution to shareholders on an annual basis less all cash expenses including corporate debt service and corporate general and administrative expenses and less reserves for the prudent conduct of our business (including, among other things, dividend shortfall as a result of fluctuations in our cash flows), on an annual basis. We intend to distribute a quarterly to shareholders. The determination of the amount of the cash dividends to be paid to shareholders will be made by our board of directors and will depend upon our financial condition, results of operations, cash flow, long-term prospects and any other matters that our board of directors deem relevant. Our board of directors may, by resolution, amend the cash dividend policy at any time.

Our cash available for distribution is likely to fluctuate from quarter to quarter and, in some cases, significantly as a result of the seasonality of our assets, the terms of our financing arrangements, maintenance and outage schedules, among other factors. Accordingly, during quarters in which our projects generate cash available for distribution in excess of the amount necessary for us to pay our stated quarterly dividend, we may reserve a portion of the excess to fund cash distributions in future quarters. During quarters in which we do not generate sufficient cash available for distribution to fund our stated quarterly cash dividend, if our board of directors so determines, we may use retained cash flow from other quarters, and other sources of cash to pay dividends to our shareholders.

The latest dividends paid and declared are presented below:

Declared	Record Date	Payment Date	$ per share
July 31, 2023	August 31, 2023	September 15, 2023	0.445
November 7, 2023	November 30, 2023	December 15, 2023	0.445
February 29, 2024	March 12, 2024	March 22, 2024	0.445
May 7, 2024	May 31, 2024	June 14, 2024	0.445
July 31, 2024	August 30, 2024	September 16, 2024	0.445
November 14, 2024	November 29, 2024	December 12, 2024	0.2225

On November 14, 2024, the Board of Directors of Atlantica approved a dividend of $0.2225 per share. This dividend is expected to be paid on December 12, 2024, to shareholders of record as of November 29, 2024.

D)	Investments and Acquisitions

The acquisitions and investments detailed in “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Investments” have been part of the use of our liquidity in the nine-month period ended on September 30, 2024 and are expected to be part of the use of our liquidity in the upcoming months. In addition, we have made investments in assets which are currently under development or construction. We expect to continue making investments in assets in operation or under construction or development to grow our portfolio.

E)	Capital Expenditures

In the nine-month period ended September 30, 2024 we invested $13.3 million in maintenance capital expenditures in our assets. In the nine-month period ended September 30, 2023 we invested $24.7 million in maintenance capital expenditures in our assets.

Cash flow

The following table sets forth cash flow data for the nine-month periods ended September 30, 2024, and 2023:

	Nine-month period ended September 30,
	2024	2023
	($ in millions)
Gross cash flows from operating activities
Profit for the period	$39.1	$48.9
Financial expense and non-monetary adjustments	488.1	561.0
Profit for the period adjusted by non-monetary items	$527.2	$609.9

Changes in working capital	$(35.0)	$(116.1)
Net interest and income tax paid	(180.4)	(159.9)
Net cash provided by operating activities	$311.8	$333.9

Net cash used in investing activities	$(135.6)	$(24.6)

Net cash used in financing activities	$(192.2)	$(310.0)

Net decrease in cash and cash equivalents	(16.0)	(0.7)
Cash and cash equivalents at beginning of the period	448.3	601.0
Translation differences in cash or cash equivalents	2.2	(5.7)
Cash and cash equivalents at the end of the period	$434.6	$594.6

Net cash provided by operating activities

For the nine-month period ended September 30, 2024, net cash provided by operating activities was $311.8 million, a 6.6% decrease compared to $333.9 million in the nine-month period ended September 30, 2023.

The decrease was mainly due to a lower “Profit for the period adjusted by non-monetary items” for approximately $82.7 million. For the nine-month period ended September 30, 2024, net profit includes a $72.9 million non-monetary positive adjustment compared to a $3.9 million non-monetary negative adjustment in the same period of the previous year corresponding to the reversal and provisioning, respectively, of the accounting provision for electricity market prices in Spain. In addition, the non-monetary positive adjustment corresponding to IFRIC 12 is lower in the first nine months of 2024 by approximately $21.2 million compared to the same period of 2023.

The decrease in net cash provided by operating activities in the first nine months of 2024 was also due to higher Net interest and income tax paid” of $20.5 million compared to the same period in the previous year, mostly related to higher income tax payments at ACT and higher interest paid resulting mostly from a higher average amount drawn under the revolving credit facility, commercial papers, and higher average interest rates.

These effects were partially offset by a lower negative change in working capital for $35.0 million in the first nine months of 2024 compared to a negative change in working capital for $116.1 million in the same period of the previous year:

-
In the first nine months of 2024, negative change in working capital included an increase in accounts receivable in Spain of approximately $17 million compared to a $58 million increase in the same period of the previous year. During the year 2022, in our assets in Spain we collected revenue in line with the parameters corresponding to the regulation in place at the beginning of the year 2022, as the new parameters, reflecting lower revenue, became final on December 14, 2022. This resulted in a positive change in working capital in 2022. In the first nine months of 2023, collections at these assets in Spain were regularized, which caused a negative change in working capital of approximately $53 million.

-	Collections from Pemex in ACT were also higher during the first nine months of 2024 compared to the first nine months of 2023.

Net cash used in investing activities

For the nine-month period ended September 30, 2024, net cash used in investing activities amounted to $135.6 million and corresponded mainly to $66.3 million acquisitions and investments in entities under the equity method, mostly related to the acquisition of the two wind assets in the United Kingdom, and $131.2 million investments in assets under development and construction which include $55.5 million related to the construction of Coso Batteries 1&2, $23 million related with Chile PV 3 Expansion and $13.4 million to the Imperial project. These cash outflows were partially offset by $41.2 million proceeds from the sale of Monterrey and $32.6 million of distributions received from associates under the equity method, of which $17.9 million corresponded to Vento II, and $9.7 million corresponded to Amherst by AYES Canada, most of which were paid to our partner in this project.

For the nine-month period ended September 30, 2023, net cash used in investing activities amounted to $24.6 million and corresponded mainly to $76.0 million investments in new assets as well as the development and construction and investments in existing assets, including investments and replacements in Solana. These cash outflows were partially offset by $28.9 million of dividends received from associates under the equity method, of which $10.9 million corresponded to Amherst by AYES Canada, most of which were paid to our partner in this project, and $11.1 million corresponded to Vento II.

Net cash used in financing activities

For the nine-month period ended September 30, 2024, net cash used in financing activities amounted to $192.2 million and includes the scheduled principal repayment of our project financing for $160.3 million and dividends paid to shareholders for $155.1 million and non-controlling interests for $22.3 million. These cash outflows were partially offset by the proceeds of corporate debt mainly related to the Revolving Credit Facility, which was drawn for $60 million in the first nine months of 2024 and the issuance of commercial paper for a net amount of $50.6 million.

For the nine-month period ended September 30, 2023, net cash used in financing activities amounted to $310.0 million and includes the scheduled repayment of principal of our project financing for $154.5 million and dividends paid to shareholders for $155.1 million and non-controlling interests for $25.8 million. These cash outflows were partially offset by the proceeds of corporate debt mainly related to the issuance of commercial paper for a net amount of $19.2 million and the Revolving Credit Facility, which was drawn for an additional $10 million in the nine-month period ended September 30, 2023.

Item 3.	Quantitative and Qualitative Disclosure about Market Risk

Our activities are undertaken through our segments and are exposed to market risks that include foreign exchange risk, interest rate risk, credit risk, liquidity risk, electricity price risk and country risk. Our objective is to protect Atlantica against material economic exposures and variability of results from those risks. Risk is managed by our Risk Management and Finance Departments in accordance with mandatory internal management rules. The internal management rules provide written policies for the management of overall risk, as well as for specific areas, such as foreign exchange rate risk, interest rate risk, credit risk and liquidity risk, among others. Our internal management policies also define the use of hedging instruments and derivatives and the investment of excess cash. We use swaps and options on interest rates and foreign exchange rates to manage certain of our risks. None of the derivative contracts signed has an unlimited loss exposure.

The following table outlines Atlantica´s market risks and how they are managed:

Market Risk	Description of Risk	Management of Risk
Foreign exchange risk
We are exposed to foreign currency risk – including euro, British pound, Canadian dollar, South African rand, Colombian peso and Uruguayan peso – related to operations and certain foreign currency debt.

Our presentation currency and the functional currency of most of our subsidiaries is the U.S. dollar, as most of our revenue and expenses are denominated or linked to U.S. dollars.

All our companies located in North America, with the exception of Calgary, whose revenue is in Canadian dollars, and most of our companies in South America have their revenue and financing contracts signed in or indexed totally or partially to U.S. dollars. Our solar power plants in Europe have their revenue and expenses denominated in euros; Kaxu, our solar plant in South Africa, has its revenue and expenses denominated in South African rand, our solar plants in Colombia, have their revenue and expenses denominated in Colombian pesos; Albisu, our solar plant in Uruguay, has its revenue denominated in Uruguayan pesos, with a maximum and a minimum price in US dollars; and our wind farms in the UK have their revenue and expenses denominated in British pounds.

The main cash flows in our subsidiaries are cash collections arising from long-term contracts with clients and debt payments arising from project finance repayment. Project financing is typically denominated in the same currency as that of the contracted revenue agreement, which limits our exposure to foreign exchange risk. In addition, we maintain part of our corporate general and administrative expenses and part of our corporate debt in euros which creates a natural hedge for the distributions we receive from our assets in Europe.

To further mitigate this exposure, our strategy is to hedge cash distributions from our assets in Europe. We hedge the exchange rate for the net distributions in euros and British pounds (after deducting interest payments and general and administrative expenses in euros and British pounds, respectively). Through currency options, we have hedged 100% of our euro and pound-denominated net exposure for the next 12 months and 75% of our euro-denominated net exposure for the following 12 months. We expect to continue with this hedging strategy on a rolling basis. If the difference between the euro/U.S. dollar hedged rate for the year 2024 and the current rate was reduced by 5%, it would create a negative impact on cash available for distribution of approximately $4 million. This amount has been calculated as the average net euro exposure expected for the years 2024 to 2027 multiplied by the difference between the average hedged euro /U.S. dollar rate for 2024 and the euro/U.S. dollar rate as of the date of this annual report reduced by 5%.

Although we hedge cash-flows in euros and British pounds, fluctuations in the value of the euro or British pound against the U.S. dollar may affect our operating results. For example, revenue in euro or British pound-denominated companies could decrease when translated to U.S. dollars at the average foreign exchange rate solely due to a decrease in the average foreign exchange rate, in spite of revenue in the original currency being stable. Fluctuations in the value of the South African rand, the Colombian peso and the Uruguayan peso against the U.S. dollar may also affect our operating results. Apart from the impact of these translation differences, the exposure of our income statement to fluctuations of foreign currencies is limited, as the financing of projects is typically denominated in the same currency as that of the contracted revenue agreement.

Interest rate risk
We are exposed to interest rate risk on our variable-rate debt.

Interest rate risk arises mainly from our financial liabilities at variable interest rates (less than 10% of our consolidated debt currently). Interest rate risk may also arise in the future when we refinance our corporate debt, since interest rates at the moment of refinancing may be higher than current interest rates in our existing facilities.

The most significant impact on our Annual Consolidated Interim Financial Statements related to interest rates corresponding to the potential impact of changes in EURIBOR or SOFR on the debt with interest rates based on these reference rates and on derivative positions.

In relation to our interest rate swaps positions, an increase in EURIBOR or SOFR above the contracted fixed interest rate would create an increase in our financial expense which would be positively mitigated by our hedges, reducing our financial expense to our contracted fixed interest rate. However, an increase in EURIBOR or SOFR that does not exceed the contracted fixed interest rate would not be offset by our derivative position and would result in a stable net expense recognized in our consolidated income statement.

In relation to our interest rate options positions, an increase in EURIBOR, or SOFR above the strike price would result in higher interest expenses, which would be positively mitigated by our hedges, reducing our financial expense to our capped interest rate. However, an increase in these rates of reference below the strike price would result in higher interest expenses.

Our assets largely consist of long duration physical assets, and financial liabilities consist primarily of long-term fixed-rate debt or floating-rate debt that has been swapped to fixed rates with interest rate financial instruments to minimize the exposure to interest rate fluctuations.

We use interest rate swaps and interest rate options (caps) to mitigate interest rate risk. As of September 30, 2024, approximately 91% of our consolidated debt has fixed rates or is hedged. As of that same date, 92% of our project debt and  approximately 90% of our corporate debt either has fixed interest rates or has been hedged with swaps or caps. Our revolving credit facility has variable interest rates and is not hedged as further described in “Item 5.B— Operating and Financial Review and Prospects—Liquidity and Capital Resources— Corporate debt agreements—Revolving Credit Facility” in our Annual Report;

In the event that EURIBOR and SOFR had risen by 25 basis points as of September 30, 2024, with the rest of the variables remaining constant, the effect in the consolidated income statement would have been a loss of $0.9 million (a loss of $0.7 million as of September 30, 2023) and an increase in hedging reserves of $15.9 million ($17.5 million as of September 30, 2023). The increase in hedging reserves would be mainly due to an increase in the fair value of interest rate swaps designated as hedges.

Credit risk
We are exposed to credit risk mainly from operating activities, the maximum exposure of which is represented by the carrying amounts reported in the statements of financial position. We are exposed to credit risk if counterparties to our contracts, trade receivables, interest rate swaps, or foreign exchange hedge contracts are unable to meet their obligations.

The credit rating of Eskom is currently B from S&P, B2 from Moody’s and B from Fitch. Eskom is the off-taker of our Kaxu solar plant, a state-owned, limited liability company, wholly owned by the Republic of South Africa.

In addition, Pemex’s credit rating is currently BBB from S&P, B3 from Moody’s and B+ from Fitch. We have experienced delays in collections from Pemex, especially since the second half of 2019, which have been significant in certain quarters, including the fourth quarter of 2023 and the first half of 2024.

The diversification by geography and business sector helps to diversify credit risk exposure by diluting our exposure to a single client.

In the case of Kaxu, Eskom’s payment guarantees to our Kaxu solar plant are underwritten by the South African Department of Mineral Resources and Energy, under the terms of an implementation agreement. The credit ratings of the Republic of South Africa as of the date of this quarterly report are BB-/Ba2/BB- by S&P, Moody’s and Fitch, respectively.

In the case of Pemex, we continue to maintain a proactive approach including fluent dialogue with our client.

Liquidity risk
We are exposed to liquidity risk for financial liabilities.

Our liquidity at the corporate level depends on distribution from the project level entities, most of which have project debt in place. Distributions are generally subject to the compliance with covenants and other conditions under our project finance agreements.

The objective of our financing and liquidity policy is to ensure that we maintain sufficient funds to meet our financial obligations as they fall due.

Project finance borrowing permits us to finance projects through project debt and thereby insulate the rest of our assets from such credit exposure. We incur project finance debt on a project-by-project basis or by groups of projects. The repayment profile of each project is established based on the projected cash flow generation of the business. This ensures that sufficient financing is available to meet deadlines and maturities, which mitigates the liquidity risk. In addition, we maintain a periodic communication with our lenders and regular monitoring of debt covenants and minimum ratios.

As of September 30, 2024, we had $320.3 million liquidity at the corporate level, comprised of $19.0 million of cash on hand at the corporate level and $301.3 million available under our Revolving Credit Facility.

We believe that the Company’s liquidity position, cash flows from operations and availability under our revolving credit facility will be adequate to meet the Company’s financial commitments and debt obligations; growth, operating and maintenance capital expenditures; and dividend distributions to shareholders. Management continues to regularly monitor the Company’s ability to finance the needs of its operating, financing and investing activities within the guidelines of prudent balance sheet management.

Electricity price risk
We currently have three assets with merchant revenues (Chile PV 1 and Chile PV 3, where we have a 35% ownership, and Lone Star II, where we have a 49% ownership) and one asset with partially contracted revenues (Chile PV 2, where we have a 35% ownership).

Due to low electricity prices in Chile, the project debt of Chile 2 was under an event of default as of September 30, 2024. On August 29, 2024, together with our partner, we reached an agreement with the lenders of Chile PV 1 to allow them to sell the asset under certain conditions, including a minimum price. A substantial portion of the proceeds are expected to be used to partially repay the project debt. We do not expect to record an additional impairment on the value of this asset. Chile PV 1 default was waived as part of this agreement with the lenders. The debt of Chile PV 2 was still under an event of default as of September 30, 2024. Although we do not expect an acceleration of the debts to be declared by the credit entities, Chile PV 2 did not have a right to defer the settlement of the debts for at least twelve months as of September 30, 2024, and therefore the project debt was classified as current in our Consolidated Condensed Interim Financial Statements in the applicable dates, for a total amount of $23 million as of September 30, 2024. In addition, we are in preliminary discussions with the lenders of Chile PV 2, together with our partner, regarding a potential plan for Chile PV2. The value of the net assets contributed by Chile PV 1 and 2 to the Consolidated Condensed Interim Financial Statements, excluding non-controlling interest, was negative 5.9 million as of September 30, 2024 (see “Item 4—Information on the Company—Our Operations” in our Annual Report).

We manage our exposure to electricity price risk by ensuring that most of our revenues are not exposed to fluctuations in electricity prices. Assets with merchant exposure represent less than 2% of our portfolio in terms of Adjusted EBITDA[1]. Regarding regulated assets with exposure to electricity market prices, these assets have the right to receive a “reasonable rate of return” (see “Item 4—Information on the Company— Regulation” in our Annual Report). As a result, fluctuations in market prices may cause volatility in results of operations and cash flows, but it should not affect the net value of these assets.

5 Calculated as a percentage of our Adjusted EBITDA in 2023. If we included in the calculation the EBITDA of the assets recently acquired in the UK, our exposure to merchant electricity prices would also be less than 2%. This calculation does not include our assets in Spain, which are regulated and have the right to receive a “reasonable rate of return” (we refer to our Annual Report).

In addition, in several of the jurisdictions in which we operate including Spain, Chile, Italy and the United Kingdom we are exposed to remuneration schemes which contain both regulated incentives and market price components. In such jurisdictions, the regulated incentive or the contracted component may not fully compensate for fluctuations in the market price component, and, consequently, total remuneration may be volatile. In Spain, market prices have been significantly below the price assumed by the regulation during the nine-month period ended on September 30, 2024. If market prices continue to be lower than the prices assumed by the regulation and the regulated parameters are not revised until 2026, we may have an adverse effect on revenues, results of operations and cash flows in 2024 and 2025, which we expect will be compensated starting in 2026 in accordance with the regulation in place.

In addition, operating costs in certain of our existing or future projects depend to some extent on market prices of electricity used for self-consumption.

Country risk	We consider that Algeria and South Africa, which represent a small portion of the portfolio in terms of cash available for distribution, are the geographies with a higher political risk profile.
Most of the countries in which we have operations are OECD countries.

In 2019, we entered into a political risk insurance policy with the Multinational Investment Guarantee Agency for Kaxu. The insurance provides protection for breach of contract up to $47.0 million in the event that the South African Department of Mineral Resources and Energy does not comply with its obligations as guarantor. We also have a political risk insurance policy in place for two of our assets in Algeria for up to $35.8 million, including one year of dividend coverage. These insurance policies do not cover credit risk.

Item 4.	Controls and Procedures

Not Applicable

PART II. OTHER INFORMATION

Item 1.	Legal Proceedings

In 2018, an insurance company covering certain Abengoa obligations in Mexico claimed certain amounts related to a potential loss. Atlantica reached an agreement under which Atlantica’s maximum theoretical exposure would in any case be limited to approximately $35 million, including $2.5 million to be held in an escrow account. In January 2019, the insurance company called on this $2.5 million from the escrow account and Abengoa reimbursed us for this amount. The insurance company could claim additional amounts if they faced new losses after following a process agreed between the parties and, in any case, Atlantica would only make payments if and when the actual loss has been confirmed and after arbitration if the Company initiates it. In the past we had indemnities from Abengoa for certain potential losses, but such indemnities are no longer valid following the insolvency filing by Abengoa S.A. in February 2021.

In addition, during 2021 and 2022, several lawsuits were filed related to the February 2021 winter storm in Texas against among others Electric Reliability Council of Texas, (“ERCOT”), two utilities in Texas and more than 230 individual power generators, including Post Oak Wind, LLC, the project company owner of Lone Star II, one of the wind assets in Vento II where we currently have a 49% equity interest. The basis for the lawsuit is that the defendants failed to properly prepare for cold weather, including failure to implement measures and equipment to protect against cold weather, and failed to properly conduct their operations before and during the storm.

Except as described above, Atlantica is not a party to any other significant legal proceedings other than legal proceedings (including administrative and regulatory proceedings) arising in the ordinary course of its business. Atlantica is party to various administrative and regulatory proceedings that have arisen in the ordinary course of business.

While Atlantica does not expect the above noted proceedings, either individually or in combination, to have a material adverse effect on its financial position or results of operations, because of the nature of these proceedings Atlantica is not able to predict their ultimate outcomes, some of which may be unfavorable to Atlantica.

Item 1A.	Risk Factors

None.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

Recent sales of unregistered securities

None.

Use of proceeds from the sale of registered securities

None.

Purchases of equity securities by the issuer and affiliated purchasers

None.

Item 3.	Defaults Upon Senior Securities

None.

Item 4.	Mine Safety Disclosures

Not applicable.

Item 5.	Other Information

Not Applicable.

Item 6.	Exhibits

Not Applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2024

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

	By:	/s/ Santiago Seage
Name:	Santiago Seage
Title:	Chief Executive Officer

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

By:	/s/ Francisco Martinez-Davis
Name:	Francisco Martinez-Davis
Title:	Chief Financial Officer